U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Znomics, Inc.
(Exact name of Registrant as specified in its charter)

Nevada	4832	88-0417389
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2611 SW 3rd Avenue, Suite 200 Portland, OR	97201
(Name and address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (503) 827-5271
Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__|

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box |X|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  |__|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  |__|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  |__|

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE
Common Stock (3)	3,253,333	$1.50	$4,879,999.50	$160.75(2)
Common Stock Underlying Warrants(4)	237,495	$1.50
	3,490,828

(1)
Pursuant to Rule 457(c) under the Securities Act, the proposed maximum offering price per share and the proposed maximum aggregate offering price have been determined on the basis of the average of the bid and asked price as of a specified date within five business days prior to the date of filing this registration statement.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.
(3)	These shares of common stock refer to those issued in exempt offerings to accredited investors.
(4)
These shares of common stock underlie the warrants to purchase shares of common stock that were issued in exempt offerings to accredited investors and issued as a commission in connection with an exempt offering.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

COPIES OF COMMUNICATIONS TO:
Cane Clark LLP
3273 East Warm Springs Rd., Las Vegas, NV 89120
(702) 312-6255 Fax: (702) 944-7100
Agent for service of process

Table of Contents

SUBJECT TO COMPLETION, Dated December 17, 2007

PROSPECTUS
ZNOMICS, INC.
3,490,828
COMMON STOCK
___________________

The selling shareholders named in this prospectus are offering up all the shares of common stock being registered by this prospectus. We are registering in this prospectus 3,253,333 of common stock issued in a private placement, as well as the 237,495 shares of common stock underlying the warrants issued as a commission in that private placement. We will not receive any proceeds from the sale of shares in this offering. We have not made any arrangements for the sale of these securities.

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the NASD under the symbol “PSRI”. The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. As a result, the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders. On December 17, the last sale price of our common stock as reported by the OTCBB was $3.20 per share.

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk Factors" on pages 8 - 21.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The Date of This Prospectus Is: December 20, 2007

Table of Contents

SUMMARY	5
RISK FACTORS	8
Risks Related to Our Financial Condition	8
Because the payment of dividends is at the discretion of the Board of Directors, investors may not realize cash dividends at the frequency or in the amounts they anticipate.	8
If we are not able to raise additional funds in the future to complete our business plan and grow the business, we will not meet our long term business and financial goals.	8
Risks Related to Our Business Model	8
Because we have a limited operating history related to our current business strategy, we are subject to the risks of failure associated with any new business ventures.	9
Because we are deploying unproven technologies, we may not be able to develop commercially successful products, and our business may fail.	9
If zebrafish and our related services are not widely accepted by the market, our business may fail.	9
Because we currently have limited resources, marketing and sales capabilities, we may be unable to profitably provide our products and services to the marketplace, and our business may fail.	9
If we fail to manage growth effectively, our resources will be strained and may cause our business to fail.	10
If we are not able to effectively protect our patent and proprietary rights, other companies may capitalize on our research, and our business will suffer a material negative impact and may fail.	10
Many of our contracts are fixed price and may be delayed or terminated or reduced in scope for reasons beyond our control, or we may under price or overrun cost estimates with these contracts, potentially resulting in financial losses.	11
Contaminations in our animal populations could damage our inventory, harm our reputation for contaminant-free production, and result in decreased sales.	11
If we fail to comply with existing regulations, our reputation and operating results could be negatively impacted.	12
If new technologies are developed, validated and increasingly used in biomedical research, demand for some of our products and services could be significantly reduced, resulting in reduced future revenue.	12
If we experience a breach of the confidentiality of the information we hold or of the security of our computer systems, our reputation, client base, and revenue stream could be negatively impacted.	12
If we are not successful in obtaining or maintaining licenses to essential technology or establishing strategic alliances, our ability to develop and commercialize technologies and products could be negatively impacted, and our business may fail.	12
If we are unable to locate and develop adequate facilities in a timely or cost-effective manner, our ability to execute our business plan will be impaired, and our business may fail.	13
Because we depend on key scientific and management personnel, if we fail to retain personnel, it could delay or hurt development of our key technologies.	13
If we fail to recruit additional qualified personnel to develop our business, our ability to compete successfully will be impaired and our business may fail.	13
If changes in government regulations decrease the demand for the drug discovery services we plan to provide, our ability to successfully execute our business plan will be impaired.	14
If we garner negative attention from special interest groups, our reputation and business may be impaired.	14
Forward looking assessments have been prepared by the current Management of the company based on numerous assumptions, which may eventually prove to be incorrect.	14
Because our business is dependent upon the performance of key employees, the loss of those employees would materially impact our business.	15
Because we conduct business outside of the United States, we are subject to risks of doing business in foreign countries which not found in doing business in the United States.	16
Because the effects of some events are unforeseeable, we may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks.	16

Because our board of directors may change our operating policies and strategies without prior notice or stockholder approval, shareholders will be unable to evaluate whether such changes could harm our business and results of operations and the value of our stock prior to said changes or at all.	17
Because our Executive Officers have significant influence over our affairs, they might cause us to engage in transactions that are not in our or our stockholders’ best interests.	17
Because certain stockholders control or have the ability to exert significant influence over the voting power of our capital stock, other stockholders may be unable to exert any influence over our policies and management.	17
Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.	18
Risks Related to Our Industry	18
Because the use of third party service providers by pharmaceutical and biotechnology companies in drug discovery and development may decrease, demand for our products and services may decline which could slow our growth and harm our business.	18
If a general reduction in research and development budgets at pharmaceutical and biotechnology companies is instituted, our business will be negatively impacted.	18
If a reduction or delay in government funding of research and development is instituted, our business may be adversely affected.	18
Risks Related to Legal Uncertainty	19
Because our articles of incorporation and bylaws and Nevada law limit the liability of our officers, directors, and others, shareholders may have no recourse for acts performed in good faith.	19
If we or our collaborators fail to receive necessary regulatory approvals, we will be unable to commercialize drug products, and our business will be materially negatively impacted.	19
If we are named in a product liability lawsuit, we will have to expend Company resources to defend ourselves and our reputation and business may be negatively impacted.	20
Risks Related to This Offering	20
Because this registration statement does not render professional advice, investors should retain their own advisors regarding certain federal income tax and other considerations regarding this report.	20
Because of new legislation, including the Sarbanes-Oxley Act of 2002, we may be unable to retain or attract officers and directors.	20
Because the market may respond to our business operations and that of our competitors, our stock price will likely be volatile.	21
Because we completed a merger through a "reverse merger," we may not be able to attract the attention of major brokerage firms.	21
If a substantial number of shares are sold following registration, the market price for our common stock could decline.	21
FORWARD-LOOKING STATEMENTS	21
Use of Proceeds	22
Determination of Offering Price	22
Dilution	22
Selling Shareholders	22
Plan of Distribution	27
Legal Proceedings	29
Directors, Executive Officers, Promoters and Control Persons	29
Security Ownership of Certain Beneficial Owners and Management	32
Description of Securities	33
Interests of Named Experts and Counsel	35
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	35

Summary

Znomics, Inc.

We were originally incorporated in Nevada on April 21, 2006, as Pacific Syndicated Resources, Inc. On November 5, 2007, we entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Znomics, Inc., a privately held Delaware corporation (“Znomics Delaware”), and Znomics Acquisition, Inc. (“Acquisition Sub”), our newly formed wholly-owned Nevada subsidiary. In connection with the closing of this merger transaction, Znomics Delaware merged with and into Acquisition Sub (the “Merger”) on November 6, 2007, with the filing of articles of merger with the Nevada and Delaware secretaries of state. Subsequently, on November 6, 2007, we merged with our Acquisition Sub in a short-form merger transaction under Nevada law and, in connection with this short form merger, changed our name to Znomics, Inc., effective November 6, 2007.

As a result of the Merger, we are now engaged in the business of utilizing both our technology platform and the expertise of our researchers to provide a new approach to drug development. Central to our activities will be the ZeneMark® Library, our repository of retrievable zebrafish lines with identified retroviral insertional mutations of genes. The ZeneMark® Library, a searchable catalogue of mutant zebrafish accessed from the Company’s website (Znomics.com), currently contains insertions representing about 50% of the zebrafish genes. We have discontinued all of our pre-Merger operations, including all of our mining operations.

The first and major portion of this work has been completed with the remainder of the genes of interest being part of an ongoing research program. We hope to increase this ZeneMark® Library to nearly 90% of zebrafish genes over the next few years.

We believe that, compared with existing methods, including those using gene knockout mouse strains, our ZeneMark® Library will provide a more rapid and cost-effective method for identifying gene function and validating new drug targets, and provide disease models for identifying lead drug compounds through automated in vivo screening. We currently offer fish strains containing full or partial mutations of over 10,000 different genes to university scientists. In the near future, we expect to use this library to develop disease models and assays to test drug-like compounds.

Our fiscal year end is December 31.

Our principal offices are located at 2611 SW 3rd Avenue, Suite 200, Portland, OR 97201. Our phone number is (503) 827-5271.

The Offering

Securities Being Offered	Up to 3,490,828 shares of our common stock.
Offering Price and Alternative Plan of Distribution
All shares being offered are being sold by existing shareholders without our involvement, so the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.

Minimum Number of Shares To Be Sold in This Offering	None
Securities Issued and to be Issued
11,072,547 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing shareholders. There will be no increase in our issued and outstanding shares as a result of this offering.

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

Summary Financial Information

Through our Zebrafish genomics business operations, we earned $24,567 during the three-month period ended September 30, 2007. As of September 30, 2007, we had $88,043 in current assets, and current liabilities in the amount of $919,850. Accordingly, we had a working capital deficit of $831,807 as of September 30, 2007. Subsequent to September 30, 2007, we closed a Private Offering on November 5, 2007, during which we sold 3,253,333 shares for a total of $4,879,999.50.

Balance Sheet Data	As of December 31, 2006 (Audited).		As of September 30, 2007 (Unaudited).
Cash		$138,138		$21,508
Total Assets		$462,395		$362,898
Liabilities		$451,653		$921,330
Total Stockholder’s Equity		$10,742	$	<558,432>

Statement of Loss and Deficit		For the year ended December 31, 2006 (Audited).		Nine months ended September 30, 2007 (Unaudited).
Revenue		$273,776		$179,853
Loss for the Period	$	<75,033>	$	<569,175>

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Currently, shares of our common stock are quoted and traded on the OTCBB. The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. As a result, the actual price of our stock is determined by prevailing market prices. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Financial Condition

Because the payment of dividends is at the discretion of the Board of Directors, investors may not realize cash dividends at the frequency or in the amounts they anticipate.

We have never declared or paid any cash dividends on our Common Stock. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Distributions to our stockholders are subordinate to the payment of our debts and obligations. If we have insufficient funds to pay our debts and obligations, distributions to stockholders will be suspended pending the payment of such debts and obligations. Accordingly, investors must rely on sales of their own Common Stock after price appreciation, which may never occur, as the only way to recover their initial investment.

If we are not able to raise additional funds in the future to complete our business plan and grow the business, we will not meet our long term business and financial goals.

Our cash requirements will be significant. Additional funding may be needed in the next 12 months. Our current cash position will not enable us to pursue all aspects of our business plan. We have no commitments to obtain any additional funds and cannot be sure that we will be able to raise additional funds on favorable terms, if at all. We cannot be certain that the future revenues we generate or capital we raise will be sufficient to meet our expected expenses. If we do not have sufficient funds in the future we may have to eliminate a product or service line or cease operations. We may be unable to fund growth, successfully develop or enhance technologies and products, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material and adverse effect on our business, results of operations and financial condition and the value of your investment. If we raise additional funds by issuing equity securities, existing shareholders may experience significant dilution in their ownership interests. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could restrict our flexibility in making business decisions.

Risks Related to Our Business Model

Because we have a limited operating history related to our current business strategy, we are subject to the risks of failure associated with any new business ventures.

We have only recently incorporated our strategy of utilizing gene knock-out technology to create a complete mutational gene library for the zebrafish and perform complementary research activities. We will be required to spend significant funds and resources on development and marketing activities before many of our products and services generate revenue. We have limited experience in providing contract services in drug target discovery, and no experience in drug discovery or toxicity, genetic and other screening services, each of which we anticipate being a significant part of our business. We cannot be certain that we will be able to effectively or profitably provide such services or that a stable market will develop for our services.

Because we are deploying unproven technologies, we may not be able to develop commercially successful products, and our business may fail.

The science of functional genomics is still at an early stage. We will require significant further research, development and testing to prove our technology and create awareness in our targeted markets of the benefits and reliability of our technology. The risks of failure inherent in the development of products based on innovative technologies include the possibilities that drugs and drug targets discovered in the zebrafish may only occasionally be relevant to human disease, third parties will market superior or equivalent products and our technology may become obsolete. We may not be successful in commercializing our technologies or any products discovered through our research. In addition, rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses or even launch a product. If we cannot develop commercially viable technologies and products, it will be impossible to fulfill our strategic plan.

If zebrafish and our related services are not widely accepted by the market, our business may fail.

For us to achieve success, zebrafish must receive broad market acceptance and use by researchers. In addition, high-throughput in vivo screening and retroviral insertional mutagenesis of zebrafish, compared to similar technologies, must be accepted as a reliable and accurate. Researchers will not use our products unless they are easy to use, efficient, safe and accepted by the scientific community. Additionally, researchers must convert laboratory facilities from traditional animal models to zebrafish facilities. We cannot be sure that researchers will use, accept or recommend our products or spend the resources to convert or develop their facilities.

Because we currently have limited resources, marketing and sales capabilities, we may be unable to profitably provide our products and services to the marketplace, and our business may fail.

We have developed the ZeneMark® Library and the production of mutant zebrafish, but do not currently have all of the resources, such as a library of compounds, to be capable of providing drug and drug target discovery and related services. Significant additional expenditures and management resources will be required to develop an external sales force and implement a marketing strategy. We have limited experience in connection with the sales and marketing activities necessary to generate business in drug and drug target discovery and other services we plan to provide. There can be no assurance that we will be successful in developing such resources. Additionally, there can be no assurance that we will be able to enter into collaborative agreements with respect to products and services being developed by us on favorable terms, to the extent that we seek to enter into such agreements.

If we fail to manage growth effectively, our resources will be strained and may cause our business to fail.

Our systems, procedures, controls and management resources are not adequate to support planned future operations and the execution of our strategic plan. We need to hire management and scientific personnel, bring products and services to market, and develop a facility. Failure to manage growth efficiently and effectively could result in slower development times and an overall impairment in the quality of our technologies, products and services, which may result in the loss of collaborators or the failure to attract new collaborators, harm our reputation in the scientific community and materially and adversely affect our business, results of operations and financial condition.

If we are not able to effectively protect our patent and proprietary rights, other companies may capitalize on our research, and our business will suffer a material negative impact and may fail.

Our success will depend on our ability to develop and maintain proprietary aspects of our business. We rely on a combination of confidentiality protections, contractual requirements, trade secret protections, patents and trademarks to protect our intellectual property, which is our most valuable asset. The patent positions of biotechnology companies are highly uncertain and involve complex legal and factual questions. There can be no assurance any of our products or methods will be patentable, will not infringe upon the patents of third parties, or that our patents will give us an exclusive position in the subject matter claimed by those patents. Other zebrafish companies have filed patents that are extremely broad and competitors could claim infringement. We may be unable to avoid infringement of third party patents and may have to obtain licenses, defend infringement actions or challenge the validity of those patents in court. There can be no assurance a license will be available to us, if at all, on terms and conditions acceptable to us, or that we will prevail in any patent litigation. Patent litigation is costly and time consuming, and there can be no assurance that we will have or will devote sufficient resources to pursue such litigation. If we do not obtain a license under such patents, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant monetary damages, may encounter significant delays in bringing products to market or may be precluded from participating in the manufacture, use, or sale of products or methods of treatment protected by such patents. There can be no assurance the pending patent applications licensed to or owned by us will result in issued patents, patent protection will be secured for any particular technology, any patents that have been or may be issued to us or our licensors will be valid or enforceable or that our patents will provide meaningful protection to us. Patents, if issued, may not provide protection outside of the United States.

We also rely on trade secrets and other unpatented proprietary information in our product development activities. There can be no assurance other parties may not independently develop the same or similar information. We seek to protect trade secrets and proprietary knowledge in part through confidentiality agreements with employees, consultants, advisors and collaborators, but these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to our products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Those inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights.

Many of our contracts are fixed price and may be delayed or terminated or reduced in scope for reasons beyond our control, or we may under price or overrun cost estimates with these contracts, potentially resulting in financial losses.

Many of our contracts provide for services on a fixed price or fee-for-service with a cap basis and, accordingly, we bear the financial risk if we initially under-price our contracts or otherwise overrun our cost estimates. In addition, these contracts may be terminated or reduced in scope either immediately or upon notice. Cancellations may occur for a variety of reasons, including often upon the discretion of the customer. The loss, reduction in scope or delay of a large contract or the loss or delay of multiple contracts could materially adversely affect our business, although our contracts frequently entitle us to receive the costs of winding down the terminated projects, as well as all fees earned by us up to the time of termination. Some contracts also entitle us to a termination fee.

Contaminations in our animal populations could damage our inventory, harm our reputation for contaminant-free production, and result in decreased sales.

Our research models and fish systems must be free of certain adventitious, infectious agents such as certain viruses and bacteria because the presence of these contaminants can distort or compromise the quality of research results and could adversely impact human or animal health. The presence of these infectious agents in our animal production facilities and certain service operations could disrupt our contaminant-free research model and fertile egg production as well as our animal services businesses, harm our reputation for contaminant-free production and result in decreased sales.

Contaminations typically require cleaning up, renovating, disinfecting, retesting and restarting. This clean-up results in inventory loss, clean-up and start-up costs, and reduced sales as a result of lost customer orders and credits for prior shipments. In addition, contaminations expose us to risks that customers will request compensation for damages in excess of our contractual indemnification requirements. These contaminations are unanticipated and difficult to predict and could adversely impact our financial results. We have made significant capital expenditures designed to strengthen our biosecurity and have significantly improved our operating procedures to protect against such contaminations, however, contaminations may still occur.

If we fail to comply with existing regulations, our reputation and operating results could be negatively impacted.

Any failure on our part to comply with existing regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. This could harm our reputation, our prospects for future work and our operating results. For example, if we were to fail to verify that informed consent is obtained from participants in connection with a particular Phase I clinical trial, the data collected from that trial could be disqualified and we might be required to redo the trial at substantial cost to us. Furthermore, the issuance of a notice of observations or a warning from the FDA based on a finding of a material violation by us of good clinical practice, good laboratory practice or good manufacturing practice requirements could materially and adversely affect us.

If new technologies are developed, validated and increasingly used in biomedical research, demand for some of our products and services could be significantly reduced, resulting in reduced future revenue.

For many years, groups within the scientific and research communities have attempted to develop models, methods and systems that would replace or supplement the use of living animals as test subjects in biomedical research. Some companies have developed techniques in these areas, including vaccine development, that may have scientific merit. Alternative research methods could decrease the need for research models, and we may not be able to develop new products effectively or in a timely manner to replace any lost sales.

If we experience a breach of the confidentiality of the information we hold or of the security of our computer systems, our reputation, client base, and revenue stream could be negatively impacted.

We operate large and complex computer systems that contain significant amounts of customer data. As a routine element of our business, we will collect, analyze and retain substantial amounts of data pertaining to our preclinical and clinical studies. Unauthorized third parties could attempt to gain entry to such computer systems for the purpose of stealing data or disrupting the systems. We believe that we have taken adequate measures to protect them from intrusion, but in the event that our efforts are unsuccessful we could suffer significant harm. In the event such information was compromised, we could suffer significant harm.

If we are not successful in obtaining or maintaining licenses to essential technology or establishing strategic alliances, our ability to develop and commercialize technologies and products could be negatively impacted, and our business may fail.

Some of our technologies and biological materials have been or will be acquired or licensed from third parties. Changes in third party license agreements and relationships, or termination thereof, could materially affect our ability to undertake its research and development processes. There can be no assurance that we will be able to successfully acquire from third parties new technologies. Inability to license necessary technologies and biological materials would have a material adverse effect on our business, financial condition and results of operations. There also can be no assurance that there will be no disruptions in our relationships with third parties from whom we derive technology or biological materials, or that any disruptions that do arise will be resolved in a timely and cost-effective manner, if at all. Any such disruptions could have a material adverse effect on our business, financial condition and results of operations.

We have entered into research and license agreements and have been granted options to secure rights to certain technologies and biological materials in our research and development processes. To the extent that our products incorporate one or more of these technologies, multiple royalties may be required to be paid by us on such products and our return on such products may be more limited than it otherwise would have been. Additionally, there are no assurances that the work done under these agreements will be successful or provide useful results or that we will be able to extend any or all of these agreements in order to continue or complete the developmental efforts performed under the agreements. In addition, an important element of our business strategy is entering into strategic alliances for the development and commercialization of products and services based on our discoveries. We face significant competition in seeking appropriate collaborators. Moreover, these alliance arrangements are complex to negotiate and time-consuming to document. We may not be successful in its efforts to establish strategic alliances or other alternative arrangements. The terms of any such strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

If we are unable to locate and develop adequate facilities in a timely or cost-effective manner, our ability to execute our business plan will be impaired, and our business may fail.

To develop our drug and drug target discovery programs, and our screening services, we require additional space and equipment. We cannot be certain that we will be able to locate an adequate facility or that improvements to a facility will be constructed on the anticipated timetable or on budget. Any material delay in locating and building out a new facility, or a substantial increase in costs to complete the facility or acquire equipment, will stall our growth plans and could materially and adversely affect us.

Because we depend on key scientific and management personnel, if we fail to retain personnel, it could delay or hurt development of our key technologies.

We are dependent on our President and Chief Scientific Officer, Dr. Roger Cone, Ph.D., Chief Executive Officer, Richard Sessions, M.B.A., Marketing Manager Dr. Stephen Kurtz, Ph.D., Director of Genetics and Functional Genomics, Dr. David Ransom, Ph.D., and Director of Bioinformatics, Dr. Jianxin Wang. We have not entered into an employment agreement with Dr. Cone or Mr. Sessions, although both have substantial equity holdings in the Company. We are in the process of formalizing employment or consulting agreements with Dr. Cone and Mr. Sessions for key positions within the Company. We also have not purchased key-man life insurance for any of our personnel. Competition among pharmaceutical and biotechnology companies for qualified employees is intense, and the loss of qualified employees could adversely affect our business and prospects. There can be no assurance that we will be able to retain our existing personnel.

If we fail to recruit additional qualified personnel to develop our business, our ability to compete successfully will be impaired and our business may fail.

We are highly dependent upon finding and retaining qualified scientific personnel. There is strong competition for qualified personnel in the genomics, pharmaceutical and biotechnology fields. As a development stage enterprise we cannot offer the stability of large, established companies and often cannot offer highly competitive salaries or benefit packages. We may not be able to attract the qualified personnel necessary for the development of our business. The failure to recruit additional key scientific and technical personnel in a timely manner could harm our business.

If changes in government regulations decrease the demand for the drug discovery services we plan to provide, our ability to successfully execute our business plan will be impaired.

Governmental agencies strictly regulate the drug development process and the healthcare industry. We are unable to predict what legislative proposals will be adopted in the future. For example, implementation of health care reform legislation that contains drug costs could limit the profits that pharmaceutical companies can make from drug development, which could result in reduced research and development expenditures and decrease the opportunities available to us.

If we garner negative attention from special interest groups, our reputation and business may be impaired.

Special interests groups categorically object to the use of animals for valid research purposes. Our research activities with zebrafish have not been the subject of animal rights activist or media attention. Research activities with animals in our industry have been the subject of adverse attention. Any negative attention or threats directed against our animal research activities in the future could impair our ability to operate our business efficiently.

Forward looking assessments have been prepared by the current Management of the company based on numerous assumptions, which may eventually prove to be incorrect.

Our ability to accomplish our objectives and whether or not we will be financially successful is dependent upon numerous factors, each of which could have a material effect on the results obtained. Some of these factors are within the discretion and control of management and others are beyond management’s control. The assumptions and hypothesis used in preparing any forward-looking assessments of profitability contained herein are considered reasonable by management. There can be no assurance, however, that any projections or assessments contained herein or otherwise made by management will be realized or achieved at any level. It is highly likely that our projections and predictions for our future performance will either materially understate or materially overstate our actual results.

Prospective investors should have any contemplated investment reviewed by their personal investment advisors, legal counsel and/or accountants to properly evaluate the risks and contingencies of investing in our common stock.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. Except for the historical information, this report contains various forward-looking statements which represent our expectations or beliefs concerning future events, including the future levels of cash flow from operations. Management believes that all statements that express expectations and projections with respect to future matters; our ability to negotiate contracts having favorable terms; and the availability of capital resources; are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. We caution that these forward-looking statements involve a number of risks and uncertainties and are subject to many variables which could impact our financial performance. These statements are made on the basis of management’s views and assumptions, as of the time the statements are made, regarding future events and business performance. There can be no assurance, however, that management’s expectations will necessarily come to pass.

A wide range of factors could materially affect future developments and performance, including:

•
the impact of general economic and political conditions in the U.S. and in other countries in which we currently do business, including those resulting from recessions, political events and acts or threats of terrorism or military conflicts;

•	the impact of the geopolitical environment;
•	our ability to integrate the operations of recently acquired companies;
•	shifts in population and other demographics;
•	industry conditions, including competition;
•	fluctuations in operating costs;
•	technological changes and innovations;
•	changes in labor conditions;
•	fluctuations in exchange rates and currency values;
•	capital expenditure requirements;
•	the outcome of pending and future litigation settlements;
•	legislative or regulatory requirements;
•	interest rates;
•	the effect of leverage on our financial position and earnings;
•	taxes;
•	access to capital markets; and
•	certain other factors set forth in our filings with the Securities and Exchange Commission.

  If our business is unsuccessful, our shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for our expenses, liabilities or obligations beyond their total original capital contributions, should we suffer a deficiency in funds with which to meet our obligations, the shareholders as a whole may lose their entire investment in the Company.

Because our business is dependent upon the performance of key employees, the loss of those employees would materially impact our business.

Our business is dependent upon the performance of certain key employees. We employ or independently contract with key researchers. Although we have employment agreements with some of our key personnel to protect our interests in those relationships, we can give no assurance that all or any of these key employees will remain with us or will be productive. Competition for these individuals is intense and many of our key employees are at-will employees who are under no legal obligation to remain with us. Our competitors may choose to extend offers to any of these individuals on terms which we may be unwilling to meet. In addition, any or all of our key employees may decide to leave for a variety of personal or other reasons beyond our control. Also, our business depends upon the continued efforts, abilities and expertise of our executive officers. We believe that the unique combination of skills and experience possessed by these individuals would be difficult to replace, and the loss of any one of them could have a material adverse effect on us, including impairing our ability to execute our business strategy. We do not have a formal employment agreement with any of our executive officers.

Because we conduct business outside of the United States, we are subject to risks of doing business in foreign countries which not found in doing business in the United States.

A number of our customers who utilize or may utilize our products and services are located outside the United States. Doing business in foreign countries carries with it certain risks that are not found in doing business in the United States. The risks of doing business in foreign countries that could result in losses against which we are not insured include:

•	exposure to local economic conditions;
•	potential adverse changes in the diplomatic relations of foreign countries with the United States;
•	hostility from local populations;
•	the adverse effect of currency exchange controls;
•	restrictions on the withdrawal of foreign investment and earnings;
•	government policies against businesses owned by foreigners;
•	investment restrictions or requirements;
•	expropriations of property;
•	the potential instability of foreign governments;
•	the risk of insurrections;
•	risks of renegotiation or modification of existing agreements with governmental authorities;
•	foreign exchange restrictions;
•	withholding and other taxes on remittances and other payments by subsidiaries; and
•	changes in taxation structure.

Because the effects of some events are unforeseeable, we may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks.

The occurrence of extraordinary events, such as terrorist attacks, intentional or unintentional mass casualty incidents or similar events may substantially decrease the use of and demand for research, which may decrease our revenues. The occurrence of future terrorist attacks, military actions by the United States, contagious disease outbreaks or similar events cannot be predicted, and their occurrence can be expected to further negatively affect the economies of the United States and other foreign countries where we do business generally.

Because our board of directors may change our operating policies and strategies without prior notice or stockholder approval, shareholders will be unable to evaluate whether such changes could harm our business and results of operations and the value of our stock prior to said changes or at all.

Our board of directors has the authority to modify or waive certain of our current operating policies and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and value of our stock. However, the effects might be to cause harm to us.

Because our Executive Officers have significant influence over our affairs, they might cause us to engage in transactions that are not in our or our stockholders’ best interests.

In addition to managing us, our officers provide advice on our operating policies and strategies. Our officers may also cause us to engage in future transactions with them and their affiliates, subject to the approval of, or guidelines approved by, the Board of Directors. Our directors, however, rely primarily on information supplied by our officers in reaching their determinations. Accordingly, our officers have significant influence over our affairs, and may cause us to engage in transactions which are not in our best interest.

We anticipate that our business strategy moving forward will be primarily the utilization of both our technology platform and the expertise of our researchers to provide a new approach to drug development. However, our executive officers will have considerable discretion in the direction of our company, and individual shareholders will not have the opportunity to assess whether our funds are being used appropriately. Corporate funds may be used for corporate purposes that do not increase our operating results or market value, and until they are used, they may be placed in investments that do not produce income or that lose value.

Because certain stockholders control or have the ability to exert significant influence over the voting power of our capital stock, other stockholders may be unable to exert any influence over our policies and management.

The table below indicates the number of shares and the respective percentage of 11,072,547 shares issued and outstanding as of the effective date of the Merger, including shares subject to options and warrants exerciseable within sixty days:

Roger D. Cone	909,643 Shares	8.21%
Richard A. Sessions	896,975 Shares	8.01%
Stephen E. Kurtz	762,644 Shares	6.87%
Dwight A. Sangrey	744,340 Shares	6.72%
Wenbiao Chen	732,138 Shares	6.61%

Because the above shareholders individually and collectively hold a significant portion of our common stock, they have the ability to exert significant influence over our policies and management. The interests of these stockholders may differ from the interests of our other stockholders.

Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.

Our executive officers and directors will devote only that portion of their time, which, in their judgment and experience, is reasonably required for the management and operation of our business. Executive management may have conflicts of interest in allocating management time, services and functions among us and any present and future ventures which are or may be organized by our officers or directors and/or their affiliates.

Management will not be required to direct us as their sole and exclusive function, and they may have other business interests and engage in other activities in addition to those relating to us. This includes rendering advice or services of any kind to other investors and creating or managing other biotechnology or consulting-related businesses. Neither we nor any of the shareholders shall have the right in or to such other ventures or activities, or to the income or proceeds derived therefrom.

Risks Related to Our Industry

Because the use of third party service providers by pharmaceutical and biotechnology companies in drug discovery and development may decrease, demand for our products and services may decline which could slow our growth and harm our business.

We believe that pharmaceutical and biotechnology companies look to third party service providers to support drug development due in large part to the investment in facilities and personnel and wide range of expertise required to support drug development. A decrease in outsourcing activity could result in a diminished growth rate in the projected sales of one or more of our expected higher-growth areas and adversely affect our financial condition and results of operations. In addition, economic factors and industry trends that affect our targeted customers in pharmaceutical and biotechnology industries will directly affect our business.

If a general reduction in research and development budgets at pharmaceutical and biotechnology companies is instituted, our business will be negatively impacted.

Our targeted customers include researchers at pharmaceutical and biotechnology companies. Our ability to grow and develop business is dependent upon the pharmaceutical and biotechnology companies spending funds on research and development with third party service providers. Research and development budgets can fluctuate and reduced spending could have a significant effect on the demand for our products and services. Research and development budgets can change due to mergers of pharmaceutical and biotechnology companies, spending priorities, institutional budgetary policies and other factors. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies.

If a reduction or delay in government funding of research and development is instituted, our business may be adversely affected.

Most of our zebrafish sales are to researchers at academic institutions whose funding is partially dependent on both the level and timing of funding from government sources. Government funding of research and development is subject to the political process, which is inherently unpredictable. Our sales may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. A reduction in government funding for research programs could adversely affect our business and our financial results.

Risks Related to Legal Uncertainty

Because our articles of incorporation and bylaws and Nevada law limit the liability of our officers, directors, and others, shareholders may have no recourse for acts performed in good faith.

Under our articles of incorporation, bylaws and Nevada law, each of our officers, directors, employees, attorneys, accountants and agents are not liable to us or the shareholders for any acts they perform in good faith, or for any non-action or failure to act, except for acts of fraud, willful misconduct or gross negligence. Our articles and bylaws provide that we will indemnify each of our officers, directors, employees, attorneys, accountants and agents from any claim, loss, cost, damage liability and expense by reason of any act undertaken or omitted to be undertaken by them, unless the act performed or omitted to be performed constitutes fraud, willful misconduct or gross negligence.

If we or our collaborators fail to receive necessary regulatory approvals, we will be unable to commercialize drug products, and our business will be materially negatively impacted.

Products such as those proposed to be developed by us or our collaborators are subject to an extensive regulatory approval process by the FDA and comparable agencies in other countries. The U.S. government has recently established a working group to assess whether additional regulation in the area of genetic testing may be appropriate, which may ultimately result in further regulation. The regulation of new therapeutic products and diagnostics is extensive, and the required pre-clinical and clinical testing is lengthy and expensive. There can therefore be no assurance that FDA approvals will be obtained in a timely manner, if at all. We or our collaborators may encounter significant delays or excessive costs in efforts to secure necessary approvals or licenses. Even if FDA regulatory approvals are obtained, the FDA extensively regulates manufacturing, labeling, distributing, marketing, promotion and advertising after product approval. Moreover, several areas in which we or our collaborators may develop products involve relatively new technology and have not been the subject of extensive product testing in patients. Accordingly, the regulatory requirements governing such products and related clinical procedures are uncertain and such products may be subject to substantial additional review by various governmental regulatory authorities, which could prevent or delay regulatory approval. Regulatory requirements ultimately imposed on these and other areas could adversely affect our ability to clinically test, manufacture or market products. Sales of such products outside the United States will also be subject to regulatory requirements governing clinical trials and product approval. These requirements vary from country to country and could delay introduction of products in those countries. We can provide no assurances that any of such products will receive marketing approval from the FDA or comparable foreign agencies.

If we are named in a product liability lawsuit, we will have to expend Company resources to defend ourselves and our reputation and business may be negatively impacted.

Clinical trials, manufacturing, marketing and sale of any of our or our partners’ potential pharmaceutical products may expose us to liability claims from the use of such pharmaceutical products. We do not carry product liability insurance. The industry in which we operate is relatively new and there is little experience in the area of product liability. Our management has determined that the premiums associated with such insurance outweigh the benefits. However, if we determine in the future that we desire to obtain product liability insurance, there can be no assurance that we will be able to obtain such insurance if desired or, if obtained, that sufficient coverage can be acquired at a reasonable cost. There is also no assurance that our customers will be able to obtain product liability insurance at a reasonable cost. The inability to obtain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by us or our customers. A product liability claim or recall would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering

Because this registration statement does not render professional advice, investors should retain their own advisors regarding certain federal income tax and other considerations regarding this report.

The registration statement does not render professional advice. In particular, prospective investors should not construe the contents of this report as investment, legal or tax advice. Each prospective investor in our common stock should consult his own bankers, counsel, accountants and other advisors regarding the legal, tax, business, financial and other related aspects of a purchase of our common stock. No representation or warranty is made as to whether, or the extent to which, an investment in our common stock constitutes a legal investment for investors whose investment authority is subject to legal restrictions. These investors should consult their own legal advisors regarding such matters.

Because of new legislation, including the Sarbanes-Oxley Act of 2002, we may be unable to retain or attract officers and directors.

The Sarbanes-Oxley Act of 2002 was enacted in response to public concerns regarding corporate accountability in connection with recent accounting scandals. The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Sarbanes-Oxley Act generally applies to all companies that file or are required to file periodic reports with the SEC, under the Securities Exchange Act of 1934. As a public company, we are required to comply with the Sarbanes-Oxley Act. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in a series of rules and regulations by the SEC that increase responsibilities and liabilities of directors and executive officers. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We continue to evaluate and monitor developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Because the market may respond to our business operations and that of our competitors, our stock price will likely be volatile.

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the NASD. The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. Our shares are quoted on the OTCBB under the symbol “PSRI.” We anticipate that the market price of our Common Stock will be subject to wide fluctuations in response to several factors, including: our ability to develop projects successfully; increased competition from competitors; and our financial condition and results of our operations.

Because we completed a merger through a "reverse merger," we may not be able to attract the attention of major brokerage firms.

There may be risks associated with our becoming public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

If a substantial number of shares are sold following registration, the market price for our common stock could decline.

If, following the registration of the 3,490,828 shares being offered for sale via this registration statement, any of our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. In addition, such sales could create the perception of difficulties or problems with our professional services or station acquisition strategy. As a result, these stock sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. The actual results could differ materially from our forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

Determination of Offering Price

All shares being offered will be sold by existing shareholders without our involvement, consequently the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.

Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

Selling Shareholders

The selling shareholders named in this prospectus are offering 3,490,828 shares of common stock offered through this prospectus. The shares include the following:

•
3,253,333 shares of our common stock which were sold to a total of sixty-three (63) investors as part of a Private Placement which we completed on November 5, 2007. The issuance and sale of said securities was made in reliance upon exemptions from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, afforded certain private placements under the state securities laws.

•
Warrants to purchase the 237,495 shares of common stock underlying the warrants at an exercise price of $1.50 per share were issued to our placement agent in the Private Placement, which we completed on November 5, 2007, in exchange for their services.

The following table provides information regarding the beneficial ownership of our common stock held by each of the selling shareholders as of December 17, 2007, including:

1. the number of shares owned by each prior to this offering;
2. the total number of shares that are to be offered by each;
3. the total number of shares that will be owned by each upon completion of the offering;
4. the percentage owned by each upon completion of the offering; and
5. the identity of the beneficial holder of any entity that owns the shares.

The named party beneficially owns and has sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table. The percentages are based on 11,072,547 shares of common stock outstanding on December 17, 2007.

Name of Selling Shareholder	Shares Owned Prior to this Offering	Shares To Be Received Upon The Exercise of Warrants	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering
Advanced Networking Systems, Inc. Attn: Mohammad Shafiq Sheikh 958 S Sunset Drive Tacoma, WA 98465	20,000		0	0	0.0%
Alaa M. Naser 3745 Farihaven Dr. West Linn, OR 97068	100,000		0	0	0.0%
Albert P. Gambetti Jr. 0323 SW Flower St Portland, OR 97239	16,667		0	0	0.0%
Boris Volman 135-30 Grand Central, Apt. 512 Kew Gardens, NY 11435	50,000		0	0	0.0%
Brian J. Jensen Trust "B" Attn: C. James Jensen, Trustee 650 Bellevue Way NE, #3704 Bellevue, WA 98004	20,000		0	0	0.0%
Campana Limted Partnership Attn: Stu Bell 350 Willow St Southport, CT 06890	100,000		0	0	0.0%
Christine Davis Ekman 5824 S. Prescott St Littleton, CO 80120	16,667		0	0	0.0%
Christine M. Jurgensen 1155 N. Ponderosa St. Canby, OR 97013	20,000		0	0	0.0%
Core Fund, LP Attn: Steven Shum One SW Columbia Street, Suite 900 Portland, OR 97258	260,000		0	0	0.0%
Craig & Christine Jarrett 5707 Ridge Top Court Lake Oswego, OR 97035	26,667		0	0	0.0%
Daintree Holdings, Inc. 3rd Floor, Montague Sterling Centre East Bay Street Nassau, Bahamas	17,000		0	0	0.0%

Daniel David Tompkins Separate Property Trust 20111 Stevens Creek Blvd, #130 Cupertino, CA 95014	50,000		0	0	0.0%
Douglas B. and Claudia P. Quist 1383 Devona Terrace Sunnyvale, CA 94087	66,667		0	0	0.0%
Egatniv, LLC Attn: Joshua Greenberg 150 West 46th Street, 6th floor New York, NY 10036	66,667		0	0	0.0%
Gary Applegate 557 Elk Meadow Loop Tooele, UT 84074	33,333		0	0	0.0%
Gary Vallaster 2746 NE 24th Ave Portland, OR 97212	28,000		0	0	0.0%
Gerald A. Pogue Jr. 60 Patterson Ave Greenwich, CT 06830	12,000		0	0	0.0%
Adrian Stecyk c/o Griffin Securities 17 State Street New York, NY 10004		197,733	0	0	0.0%
Bernard Carrey c/o Griffin Securities 17 State Street New York, NY 10004		15,000	0	0	0.0%
Julia Lancian c/o Griffin Securities 17 State Street New York, NY 10004		15,000	0	0	0.0%
Hans Powers & Jessie Lau 5120 SW 1st Ave Portland, OR 97239	16,667		0	0	0.0%
Harry Fox c/o Advanced Strategies Corp 1838 Stuyvesant Ave East Meadow, NY 11554	50,000		0	0	0.0%
Imtiaz K. Madni IRA 12100 Renick Lane Silver Spring, MD 20904	65,000		0	0	0.0%
Imtiaz Madni & Neelofar Madni Jt Ten 12100 Renick Lane Silver Spring, MD 20904	20,000		0	0	0.0%
Jensen Children's Trust Attn: C. James Jensen, Trustee 650 Bellevue Way NE, #3704 Bellevue, WA 98004	60,000		0	0	0.0%
Jerry Arnold IRA 4380 SW Laurelwood Ave Portland, OR 97225	16,667		0	0	0.0%
Jerry Chatel 39853 E. Costilla Ave Bennett, CO 80102	33,333		0	0	0.0%

JJ Consulting Corp - Pension Fund Attn: C. James Jensen 650 Bellevue Way NE, #3704 Bellevue, WA 98004	20,000	0	0	0.0%
Kathleen Brewer IRA Attn: Steven Shum Rubicon Global Asset Management LLC 1 SW Columbia Street, Suite 900 Portland, OR 97258	33,333	0	0	0.0%
Largess Incorporated Attn: Rene Guardiola 50 West Liberty Street, Suite 880 Reno, NV 89501	33,333	0	0	0.0%
Lindsay A. Rosenwald, MD 6 Forest Lane Lawrence, NY 11559	66,667	0	0	0.0%
M. Reaz Shaheed 4585 SW Mueller Dr. #G-205 Beaverton, OR 97007	16,667	0	0	0.0%
Mai N Pogue CGM IRA Rollover Cust 7851 Fisher Island Drive Fisher Island, FL 33109	38,000	0	0	0.0%
Mara Gateway Associates, LP Attn: Lisa Clark 11832 Sunrise Drive NE Bainbridge Island, WA 98110	250,000	0	0	0.0%
Marcus Braun 9004 SW 9th Dr Portland, OR 97219	33,333	0	0	0.0%
Mark S. Litwin Trust DTD 4/9/97 919 Sir Francis Drake Blvd, Suite 202 Kentfield, CA 94904	16,667	0	0	0.0%
Mary K. Dorst Attn: Steven Shum Rubicon Global Asset Management LLC 1 SW Columbia Street, Suite 900 Portland, OR 97258	60,000	0	0	0.0%
Matthew C. & Marian O.H. Brouns 6837 SE 36th Avenue Portland. OR 97202	33,333	0	0	0.0%
Max and Jennifer Lee Kwai 1235 SW Hume St. Portland, OR 97219	16,667	0	0	0.0%
MCP Capital Corp. Ltd 60 Patterson Ave Greenwich, CT 06830	50,000	0	0	0.0%
Michael Katz PO Box 8188 Jerusalem Israel Alternate Address: 1460 Westwood Blvd. #300 Los Angeles, CA 90024	200,000	0	0	0.0%

Michael Maher 155 Wellington Rd Garden City, NY 11530	16,667	0	0	0.0%
Michael W. Engmann 38 San Fernando Way San Francisco, CA 94127	20,000	0	0	0.0%
Mohammad Rahman IRA 7 Walking Woods Drive Lake Oswego, OR 97035	50,000	0	0	0.0%
Mohammad Shafiq Sheikh 22501 100th Ave S.E. Kent, WA 98031-3243	20,000	0	0	0.0%
Ranjan Lal 1822 North Mohawk Street Chicago, IL 60614	6,667	0	0	0.0%
Ray and Janet Jackson 157 Kualapa Place Lahaina, HI 96761	100,000	0	0	0.0%
Richard Fernandes 129 Quarter Horse Lane Fairfield, CT 06824	100,000	0	0	0.0%
Richard Molinsky 51 Lords HWY East Weston, CT 06883	30,000	0	0	0.0%
Robert N. Garff 1 Leekward Glen Lafayette, CA 94549	200,000	0	0	0.0%
Robert S. Coleman Trust UDT 3/13/85 Attn: Robert S Coleman, Trustee 300 Tamal Plz. #280 Corte Madera, CA 94925	200,000	0	0	0.0%
Roger and Midge Cone 16563 S. Hattan Rd. Oregon City, OR 97045	33,333	0	0	0.0%
RP Capital LLC Attn: Erick Richardson 10900 Wilshire Blvd, #500 Los Angeles, CA 90024	66,667	0	0	0.0%
Rubicon Global Halal Fund Attn: Blake Goud 1 SW Columbia, #900 Portland, OR 97258	10,000	0	0	0.0%
Satyen S. Saraswat 1426 Georgetown Lane Murfreesboro, TN 37129	16,667	0	0	0.0%
Scott Chandler 7903 S. Franklin Court Littleton, CO 80122	33,333	0	0	0.0%
Scott Liolios 2431 W Coast Hwy, #205 Newport Beach, CA 92663	66,667	0	0	0.0%

Somerset Consulting Group Defined Benefit Pension Plan Attn: Leslie G. Phairas 1615 Meadow Road Chico, CA 95926	33,333		0	0	0.0%
Steve Ike 180 Brannan Street, #119 San Francisco, CA 94107	33,333		0	0	0.0%
Suresh C. Saraswat 1426 Georgetown Lane Murfreesboro, TN 37129	33,333		0	0	0.0%
Trillium Software Attn: John Lassell 10940 SW Barnes Road Portland, OR 97225	16,667		0	0	0.0%
W. Woodruff Tompkins Trust Restated 2/22/88 14740 Sobey Road Saratoga, CA 95070-6234	33,333		0	0	0.0%
Wallace E. Smith Jr. IRA PO Box 904 Lake Oswego, OR 97034	16,667		0	0	0.0%
Wallace E. Smith PO Box 904 Lake Oswego, OR 97034	16,667		0	0	0.0%
Mark Waller c/o BridgeWorks Capital 1820 North Shore Road Lake Oswego, OR 97034		9,762	0	0	0.0%
Walter Bilofsky, Trustee of the Eight Family Trust W/T/A DTD 11/8/99 4804 Paradise Drive Tiburon, CA 94920	50,000		0	0	0.0%
Will K. Weinstein Revocable Trust UTA 2/27/90 Attn: Chritsina Kalman 1 Ferry Building, Suite 255 San Francisco, CA 94111	16,667		0	0	0.0%

Except as indicated below, none of the selling shareholders;
(1)	has had a material relationship with us other than as a shareholder at any time within the past three years;
(2)	has been one of our officers or directors; or
(3)	are broker-dealers or affiliates of broker-dealers.

Plan of Distribution

The selling shareholders may sell some or all of their common stock in one or more transactions, including block transactions:

1.	on such public markets or exchanges as the common stock may from time to time be trading;
2.	in privately negotiated transactions;
3.	through the writing of options on the common stock;
4.	in short sales,
5.	in any combination of these methods of distribution; or
6.	any other method permitted by applicable law.

Our common stock is quoted on the over-the-counter bulletin board administered by the NASD (“OTCBB”), so the offering price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders. The sales price to the public may be:

1. the market price of our common stock prevailing at the time of sale;
2. a price related to such prevailing market price of our common stock; or
3. such other price as the selling shareholders determine from time to time.

The shares may also be sold in compliance with the Securities and Exchange Commission's Rule 144. In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of a company's common stock for at least one year is entitled to sell within any three month period a number of shares that does not exceed the greater of:

1.	one percent of the number of shares of the company's common stock then outstanding, which, in our case, will equal approximately 110,725 shares as of the date of this prospectus, or;
2.
the average weekly trading volume of the company's common stock during the four calendar weeks preceding the filing of a notice on form 144 with respect to the sale. However, pursuant to the rules and regulations promulgated under the Securities Act, the OTC Bulletin Board, where our common stock is quoted, is not an “automated quotation system” referred to in Rule 144(e). As a consequence, this market-based volume limitation allowed for securities listed on an exchange or quoted on NASDAQ is unavailable for our common stock.

As of the date of this prospectus, no selling shareholder has held their shares for more than one year. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the company.

Under Rule 144(k), a person who is not one of the company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

The selling shareholders may also sell their shares directly to market makers acting as agents in unsolicited brokerage transactions. Any broker or dealer participating in such transactions as an agent may receive a commission from the selling shareholders or from such purchaser if they act as agent for the purchaser. If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us. Such partners may, in turn, distribute such shares as described above.
We are bearing all costs relating to the registration of the common stock. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1.	not engage in any stabilization activities in connection with our common stock;
2.	furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
3.	not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act.

Legal Proceedings

We are not a party to any pending legal proceedings.

Our agent for service of process in Nevada is Cane Clark LLP, 3273 E. Warm Springs Rd., Las Vegas, Nevada 89120.

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth information regarding the members of our board of directors and our executive officers and other significant employees. All of our officers and directors were appointed on the effective date of the Merger. All of our directors hold office until the next annual meeting of stockholders and their successors are duly elected and qualify. Executive officers serve at the request of the board of directors.

Name	Age	Office(s) Held
Roger D. Cone	49	President, Director, and Chief Scientific Officer
Richard A. Sessions	67	Chief Executive Officer and Director
Stephen E. Kurtz	49	Director, Secretary
Dwight A. Sangrey	67	Chairman of the Board of Directors
Kerry D. Rea	49	Chief Financial Officer

Set forth below is a brief description of the background and business experience of our current executive officers and directors.

Roger D. Cone, Ph.D. is a co-founder of Znomics Delaware and has served as its Director, President and Chief Scientific Officer since 2001. Dr. Cone is currently Director of the Center for the Study of Weight Regulation and a Senior Scientist at the Vollum Institute at OHSU in Portland, Oregon, and devotes approximately 20 percent of his time and effort to our business. Dr. Cone was also a co-founder of Northwest NeuroLogic, along with Mr. Sessions. He has served as a scientific advisory board member to Neurocrine Biosciences, Lexicon Genetics and Trega Biosciences, and is a current scientific advisor to the public biopharmaceutical company, Mannkind Corporation. He has authored over 130 publications in the field of neuroendocrinology and obesity, and is the recipient of national and international awards for his research in this area. Dr. Cone earned his B.A., summa cum laude, in Biochemistry from Princeton University, where he graduated Phi Beta Kappa, and his Ph.D. in Biology from the Massachusetts Institute of Technology (MIT).

Richard A. Sessions, M.B.A. is a co-founder of Znomics Delaware and has served as its Chief Executive Officer on a consulting basis since 2001. Mr. Sessions brings extensive experience in research management to the Company. He co-founded Northwest NeuroLogic and served as its Chief Executive Officer from 1993 to 1996. From 1990 to 2001 he served as Administrative Director of the privately endowed ($40 million) Vollum Institute at OHSU. Prior to that he spent nineteen years in engineering and medical research management at UCLA, including positions as the Executive Officer of the UCLA School of Engineering and Applied Sciences and Administrative Director of the School of Medicine’s Center for Ulcer Research and Education. Mr. Sessions holds a B.A. from California State University, Fresno, an M.S.W. from the University of Southern California and an M.B.A. from the UCLA Graduate School of Management.

Stephen E. Kurtz, Ph.D. is a co-founder of Znomics Delaware and has served part time as its Manager of Marketing and Product Development since 2006. Dr. Kurtz is our corporate secretary and a director. He is also presently employed as a researcher at the Veteran’s Administration Hospital in Portland, Oregon. He served full time as a Senior Scientist of Znomics Delaware in 2002. He was previously Chief Scientific Officer at Northwest NeuroLogic. From 1992 to 1997 Dr. Kurtz was a Senior Scientist in the Department of Microbial Molecular Biology at the Bristol-Myers Squibb Research Institute, Princeton, New Jersey. Dr. Kurtz received his B.A. in Biology from Brown University, and his Ph.D. in Molecular Genetics and Cell Biology from the University of Chicago.

Dwight A. Sangrey, Ph.D., P.E. is a co-founder of Znomics Delaware and has served on the Board of Directors since its inception in 2001 and as Chairman since 2007. He has over 40 years of experience in management, engineering, higher education and public policy. Practicing experience includes more than 30 years in project management or more senior responsibilities, including 10 years as Division or Chief Operating Officer and 12 years as Chief Executive Officer. Dr. Sangrey has been involved for more than 25 years in the process of developing viable businesses based on technology research and the leadership of university/industry/government economic development organizations. He has served as a member of the Board of Directors of 10 public corporations or privately funded technology-based start-up companies. He is the author of more than 120 technical publications. Dr. Sangrey has a Ph.D. in engineering from Cornell University.

Kerry D. Rea has been our Chief Financial Officer since November 12, 2007. Mr. Rea, age 49, has over 20 years experience in finance. Prior to joining Znomics, he was a consultant from 2006 to 2007. From 2004 to 2006, he served as Vice-President and Controller of AccessLine Communications. From 2003 to 2006, he served in various consulting roles. From 1997 to 2002, he served as Vice-President of Finance and Vice-President and Controller of Electric Lightwave. From 1987 to 1997, he served in progressive finance roles with Mattel and two predecessor companies. Mr. Rea holds a Bachelor of Science of Business Administration from Oregon State University and a Masters of Taxation from Portland State University.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have employment agreements with Dr. Golling, Dr. Ransom, Dr. Wang, and Mr. Rea that provide for at-will employment. These scientific personnel have assigned all rights to any inventions discovered during their employment with the Company and have agreed not to solicit customers, employees or consultants of the Company for one year following termination of their employment.

We have fifteen (15) full-time employees, including management, administrative support, and research staff. None of our employees are covered by a collective bargaining agreement. We have consulting relationships with several scientific advisors who review the feasibility of research and development programs under consideration, provide advice concerning advances in areas related to our technology and aid in recruiting personnel. All of our scientific advisors are employed by academic institutions or other entities, and may have commitments to, or agreements with, other entities that may limit their availability.

Family Relationships

There are no family relationships among our directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership of our Common Stock as of December 17, 2007 by (1) all persons who are beneficial owners of 5% or more of its voting securities stock, (2) each director, (3) each executive officer, and (4) all directors and executive officers as a group. The information regarding beneficial ownership of our common stock has been presented in accordance with the rules of the Securities and Exchange Commission. Under these rules, a person may be deemed to beneficially own any shares of capital stock as to which such person, directly or indirectly, has or shares voting power or investment power, and to beneficially own any shares of our capital stock as to which such person has the right to acquire voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing (a) (i) the number of shares beneficially owned by such person plus (ii) the number of shares as to which such person has the right to acquire voting or investment power within 60 days by (b) the total number of shares outstanding as of such date, plus any shares that such person has the right to acquire from us within 60 days. Including those shares in the tables does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity.

Except as otherwise indicated, all Shares are owned directly and the percentage shown is based on 11,072,547 Shares of Common Stock issued and outstanding as of December 17, 2007. Addresses for all of the individuals listed in the table below are c/o Znomics, Inc., 2611 SW 3rd Avenue, Suite 200, Portland, OR 97201.

Title of class	Name and address of beneficial owner (1)	Amount of beneficial ownership	Percent of class(2)
Current Executive Officers & Directors:
Common	Roger D. Cone(3)	909,643 Shares	8.21%
Common	Richard A. Sessions(5)	896,975 Shares	8.01%
Common	Stephen E. Kurtz(4)	762,644 Shares	6.87%
Common	Dwight A. Sangrey	744,340 Shares	6.72%
Common	Kerry D. Rea	0 Shares	0.0%
Total of All Current Directors and Officers:		3,313,602 Shares	29.49%
More than 5% Beneficial Owners
Common	Wenbiao Chen	732,138 Shares	6.61%

(1)	Includes shares held directly with sole voting and investment power, unless otherwise indicated.
(2)	Includes shares subject to stock options and warrants that are held by the individual and exercisable within 60 days.
(3)  Includes a warrant to purchase 12,215 shares that is exercisable at $0.8195 per share.
(4)	Includes options to purchase 24,405 shares at an exercise price of $0.8195 per share, all of which are vested.
(5)
Includes options to purchase 73,214 shares of Common Stock and a warrant to purchase 3,666 shares of Common Stock at an exercise price of $0.8195 per share and an option to purchase 48,809 shares of Common Stock at an exercise price of $0.9220 per share, all of which are vested.

Description of Securities

Our authorized capital stock consists of 100,000,000 shares of common stock, with a par value of $0.001 per share. As of December 17, 2007, there were 11,072,547 shares of our common stock issued and outstanding, held by eighty-seven stockholders of record. We have not issued any shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

As of December 17, 2007, there are 237,495 warrants to purchase shares of our capital stock issued and outstanding with an exercise price of $1.50 per share and exercisable until October 31, 2012, which we issued to our placement agent in the private offering in exchange for their services. We are registering the resale of the common stock that underlies these warrants as part of this registration statement.

Further, in connection with the merger, we assumed outstanding warrants of Znomics Delaware entitling holders to purchase an additional 56,131 of our common stock at an exercise price of $0.82 per share and exercisable until October 17, 2008.

Options

As of December 17, 2007, we have issued and outstanding options to purchase 672,346 shares of our common stock outstanding with exercise prices between $0.41 per share and $1.11 per share. These options will expire by their terms between June, 2015 and September, 2017. These options are employee stock options that we assumed as part of the merger with Znomics Delaware.

Convertible Securities

With the exception of the Warrants and Options discussed above, we do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Transfer Agent

The transfer agent for our common stock is Signature Stock Transfer, 2301 Ohio Drive, #100, Plano, Texas 75093.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada; have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cane Clark LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

Moore & Associates, Chartered, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Moore & Associates, Chartered has presented their report with respect to our audited financial statements. The report of Moore & Associates, Chartered, is included in reliance upon his authority as an expert in accounting and auditing.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Organization within the Last Five Years

We were originally incorporated on March 20, 2006 in Nevada, as Pacific Syndicated Resources, Inc. We were an exploration stage company that was set up to engage in the exploration of mineral properties.

On November 5, 2007, we entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Znomics, Inc., a privately held Delaware corporation (“Znomics Delaware”), and Znomics Acquisition, Inc. (“Acquisition Sub”), our newly formed wholly-owned Nevada subsidiary. In connection with the closing of this merger transaction, Znomics Delaware merged with and into Acquisition Sub (the “Merger”) on November 6, 2007, with the filing of articles of merger with the Nevada and Delaware secretaries of state. Subsequently, on November 6, 2007, we merged with our Acquisition Sub in a short-form merger transaction under Nevada law and, in connection with this short form merger, changed our name to Znomics, Inc., effective November 6, 2007.

As a consequence of the Merger, we will no longer pursue our mineral claims and have already assigned these assets to our former president who has agreed to indemnify us against any related liabilities.

Description of Business

Overview

As a result of the Merger, we are now primarily engaged in the business of utilizing both our technology platform and the expertise of our researchers to provide a new approach to drug development. Central to our activities will be the ZeneMark® Library, our repository of retrievable zebrafish lines with identified retroviral insertional mutations of genes. The ZeneMark® Library, a searchable catalogue of mutant zebrafish accessed from the Company’s website (Znomics.com), currently contains insertions representing about 50% of the zebrafish genes.

The first and major portion of this work has been completed with the remainder of the genes of interest being part of an ongoing research program. We hope to increase this ZeneMark® Library to nearly 90% of zebrafish genes over the next few years.

We believe that, compared with existing methods, including those using gene knockout mouse strains, our ZeneMark® Library will provide a more rapid and cost-effective method for identifying gene function and validating new drug targets, and provide disease models for identifying lead drug compounds through automated in vivo screening. We currently offer fish strains containing full or partial mutations of over 10,000 different genes to university scientists. In the near future, we expect to use this library to develop disease models and assays to test drug-like compounds.

Industry Background

Despite the tremendous technological advances in genetics and functional genomics of the past three decades, including the development of recombinant DNA technologies and the completion of the Human Genome Project, productivity in the drug discovery industry has declined. According to the Pharmaceutical Research and Manufacturers of America (PhRMA), the total research and development budget for the pharmaceutical industry has increased 20-fold over the last two and a half decades, from $2 billion in 1980 to $40 billion annually in 2005, but the number of new drugs launched has remained relatively constant, in the range of 10 to 20 per year. Many factors underlie this decrease in productivity, including the establishment of higher safety and efficacy standards for FDA approval and the increased biological complexity of the diseases for which adequate treatments have not yet been found. Decreasing productivity in a high-risk, high-reward endeavor like drug discovery puts a premium on new technologies and approaches, and is the commercial force driving the genomics and functional genomics industries.

Experimentation to identify safe and effective drugs is conducted first using in vitro systems or animals, so all early drug discovery is conducted using model systems. Since scientists must identify laboratory proxies that are related to human physiology, these model systems can be highly indirect and abstract. Much of the biopharmaceutical industry is based largely on a reductionist model that assumes that modulating the activity of a single drug target (for example, a receptor, ion channel, or enzyme) is the best approach to finding new drugs. Typically, the chosen disease target is expressed in tissue culture cells, and the cells are then used to screen huge chemical compound libraries in high-throughput assays to find compounds that stimulate (agonize) or inhibit (antagonize) the target protein.

Problems with this approach include the fact that targets can only be screened one at a time, efficacy and non-toxicity must be determined in follow-up on animal studies and many diseases are complex and may be better treated by drugs that act on more than one target. According to PhRMA, only one in 1,000 “lead compounds” identified today, largely through the single drug target approach, are sufficiently safe and effective in animal trials to proceed to human testing, and only one in five of these compounds that enter clinical development survives human testing and receives FDA approval.

In the early days of the pharmaceutical industry, compounds were sometimes initially screened in whole animal models of disease. Compounds that were identified, by virtue of their activity in vivo, were known to have sufficient efficacy and the minimal pharmacokinetic properties necessary to be reasonable lead drug candidates. A major problem with this approach was the extremely time consuming, inefficient and expensive process of screening compound banks in rodents in vivo.

A solution that addresses the deficiencies inherent in the two approaches described above is the development of a drug discovery method that combines the power of whole (live) animal drug testing for finding safe and effective compounds with the speed and high-throughput capabilities of drug screening against single targets in cultured cells. We believe that high-throughput, in vivo drug screening in the zebrafish is such a method.

  Zebrafish as the Key Model Organism - Solving Key Problems with Current Drug Discovery

We believe that the zebrafish provides an excellent vertebrate model for high-throughput drug and drug target discovery for the following reasons:

•
Vertebrate physiology in a small organism with a short life cycle. Zebrafish are small, develop ex utero, and have a short generation time. Female fish lay approximately 200 eggs per week, year-round. At three to five days post-fertilization, each fish is a free-swimming, free-feeding organism complete with almost all of the organ systems found in mammals, including heart, brain, blood, and pancreas. It is estimated that zebrafish have 80-90 percent of the genes found in humans.

•
Robotic screening. The zebrafish is suited for robotic screening as a live animal. The three-to-five day old fish is approximately 1 to 2 mm in length, and can be examined using high-throughput screening assays. In addition, live zebrafish can be quantified and sorted automatically on the basis of fluorescent intensity using modified fluorescence-activated cell sorting (FACS) machines.

•
Simple and efficient drug administration. The zebrafish is an excellent organism with regard to drug dosing, since the gill system of the fish efficiently transports many small molecules into its bloodstream.

•
Direct observation of internal organs. The zebrafish is transparent for approximately the first seven days of its development. Thus, in contrast to the mouse, the structure and function of internal organs, cells, and tissues in the zebrafish can be readily observed, and direct visualization can thus form the basis for automated drug and drug target screens.

Drug Discovery Utility

Based on these properties, the use of zebrafish provides a new approach to drug discovery. For example, Type II diabetes results from the progressive desensitizing of peripheral tissues to the hormone insulin. Research on several potential drug targets for the treatment of Type II diabetes has led to the discovery of compounds that are only partially effective. To test compounds for their ability to stimulate insulin responsiveness in a rodent, one would have to inject compounds intravenously, and then draw blood to measure glucose and/or insulin levels. The time and expense involved in breeding and assaying the hundreds of thousands of mice necessary to screen a typical compound library make this approach impractical. In contrast, use of the zebrafish as a model system for diabetes is expected to allow robotic screening of hundreds of thousands of compounds in live fish within a matter of weeks, using a fluorescent marker that will indicate quantitatively the degree of peripheral insulin sensitivity in the transparent zebrafish.

Within the last ten years, mutant zebrafish lines isolated from large-scale chemical mutagenesis screens have been utilized to advance understanding of vertebrate development. Chemical mutagenesis, however, has not proven to be an efficient method to produce mutant fish. More recent work demonstrates that the zebrafish is also an excellent model for studying human disease, since conservation of genes across vertebrate species has been well-documented, and conservation of sites and mechanisms of drug actions have been demonstrated in the zebrafish. For example, in multiple cases, new human disease genes have been discovered through research in the zebrafish; examples include genes causing deafness and anemia. Other investigators have demonstrated that well-known human pharmaceuticals are active in the zebrafish. For example, the cholesterol-lowering drug Lipitor (atorvastatin) blocks cholesterol accumulation in the zebrafish (Dr. Marnie Halpern, Carnegie Institute of Washington, Washington, D.C.), and the anti-inflammatory cyclo-

oxygenase inhibitor Indocin (indomethacin) blocks prostaglandin synthesis in the zebrafish as it does in humans (Dr. Garret FitzGerald, University of Pennsylvania, Philadelphia). Novartis, Genentech and Merck (the latter in collaboration with Znomics) have all initiated drug discovery or drug target discovery research programs utilizing the zebrafish.

Drug Target Discovery Utility

In addition to their use in whole animal drug discovery, zebrafish are highly suitable for drug target discovery. Since a great deal of pharmaceutical company research is directed towards identifying new drug targets, which may then be used for high-throughput, single-target drug screening, there is a significant financial incentive in the industry to develop new methods for drug target discovery. We have developed a novel drug target discovery platform, based upon retroviral insertional mutagenesis (RIM) in the zebrafish. While conventional research focuses on the discovery of one drug target at a time, high throughput forward genetic screening utilizing our RIM technology allows the collection of all the genes affecting a disease or physiological activity in a single screen. This “functional genomics” approach will be used in both our proprietary drug target discovery as well collaborative drug discovery relationships with companies interested in conventional target-based drug discovery. We expect to capitalize on the essentially unrealized promise that “genomics” and “functional genomics” will bolster the productivity of drug target discovery.

Toxicology Utility

More than $1.5 billion is spent annually to analyze more than 10 million samples from U.S. industry and municipalities in order to meet current EPA and state requirements. Zebrafish can be effectively used as a model organism for commercial toxicology, assessing within a 48 hour test period endpoints that include coagulation, development of blastula, gastrulation, termination of gastrulation, development of somites, movements, extension of the tail, development of eyes, heartbeat, circulation, heart rate, pigmentation, and edema. The zebrafish has been accepted in Germany as a replacement for the use of other fish, such as the fathead minnow, in the assessment of wastewater effluent (Friccius, 1995). While Znomics will offer a toxicology assay for research purposes, approval of the assay by the EPA would create a significant market in the area.

Zebrafish in the Laboratory

On August 8, 2003, the Wall Street Journal reported the following: “Edging aside the trusty laboratory mouse in certain genetic studies is the tiny zebrafish….Researchers are using the striped creature to reveal the secrets of diseases of the heart, brain, and aorta, as well as leukemia, muscular dystrophy and vision and hearing disorders.”

As a vertebrate that contains homologues of up to 90% of the genes in humans, zebrafish are well suited for genetic studies of disease. This fundamental similarity presents the attractive potential of zebrafish as an experimental animal model for a wide variety of bioscience research. For these reasons the use of zebrafish represents the fastest growing change in a laboratory animal model for biomedical research, with approximately 500 laboratories worldwide now focused exclusively on the zebrafish. The interest in zebrafish as a research platform is increasing dramatically. We anticipate similar growth in other markets, including toxicology and drug discovery is expected.

The zebrafish is making inroads on the predominant laboratory model system, the mouse. Several long-established research services companies, such as Charles River Laboratories and Taconic Farms, Inc., have developed businesses around commercialization of the laboratory mouse and rat. We are dedicated to becoming the leading research services company based on the emerging use of zebrafish as a laboratory model system. Beyond the research services provided to the pharmaceutical industry in the pursuit of human therapeutics, we are positioned to become a leading provider of research services to the growing academic market and to a very large potential market for toxicological research.

Facilities and Resources

As a result of the Merger, we now conduct our operations from our principal office located at 2611 SW Third Ave., Suite 200, Portland, OR 97201. We lease approximately 2,100 square feet of space from Oregon Health Science University (OHSU) on a quarter-to-quarter basis for our corporate offices and laboratories. We have more than 800 zebrafish tanks in use for the ZeneMark® Library, Merck research programs, and other projects. We intend to enter into a lease for an 18,000 square foot laboratory and office facility in the Portland area in the next twelve months.

Strategy

Our commercialization strategy differs fundamentally from that of most functional genomics companies. Rather than deriving value only through the identification of gene function and drug targets and the marketing of such services in return for near-term revenues, we also plan to enter the higher value drug screening and discovery business through our own internal efforts as well as through the licensing of our library and sales of fish to outside research labs. We believe that our developing technology for high-throughput, in vivo drug screening in the zebrafish represents a new tool that will generate value both through the formation of collaborative drug discovery relationships with pharmaceutical and university partners, and through our proprietary drug discovery programs with emphasis on obesity, diabetes, cancer, and neurodegeneration.

In the near- and medium-term, we intend to capitalize on research and development collaborations to develop and screen disease models and to complete and further develop the marketing of the ZeneMark® Library. Products and services derived from the ZeneMark® Library will include licensing our proprietary disease models, reagents and toxicology services to pharmaceutical and biotechnology companies and university scientists. Management expects those activities to provide a source of near-term revenue to help defray expenses associated with establishing our own fully-integrated, proprietary drug discovery effort, including in-house chemical libraries and screening capabilities. We began our commercial efforts in 2006 and to date have sold mutant fishlines to over 70 university research labs and established our first collaboration with a major pharmaceutical company, Merck. We believe this effort also affords us significant leverage from the standpoint that we have established more than 80 Material Transfer Agreements (MTA’s) with our university customers. Under the MTA, if any of the customers make a significant new invention using our fish lines, we retain first negotiating rights to exclusively license the product, giving us an additional potential upside benefit. In the longer term, we believe that our proprietary programs to identify new drug targets and drug candidates in areas of large, unmet medical need, as well as the growing list of MTA’s, will create additional value. Our RIM technology provides a significant competitive edge based on the short time period required for gene target discovery and elucidation of gene function.

Competition

Competition in the field of drug and drug target discovery is intense and is expected to increase. Our goal is to identify and patent drug candidates and drug targets, and to develop reagent products and services, activities in which we will experience significant competition from pharmaceutical and biotechnology companies. At this time, we are not aware of any other commercial entity that is researching or developing a retroviral insertional mutagenesis library in the zebrafish. Different methods of mutagenesis are being used in a variety of other organisms, and chemical mutagenesis, which is markedly less efficient, is being used to identify genes involved in vertebrate development in the zebrafish. The following are functional genomics companies known to us to focus on and have experience with the zebrafish.

Public Companies

Charles River Laboratories (NYSE:CRL), Wilmington, Massachusetts

Charles River Laboratories is a global provider of rodent strains and services for the drug discovery and development process. In addition to research models and services, Charles River Laboratories supports every step of the drug development pipeline with divisions dedicated to preclinical and clinical services. Recently, they have created a zebrafish division that offers genetic mapping services for the zebrafish.

Summit plc (AIM:SUMM), United Kingdom

Summit is a chemical genomics company that provides services to the pharmaceutical, biotech and agrochemical industries. Utilizing model organisms, such as zebrafish, Summit enables customers to assess compounds in a high throughput in vivo screen. Summit plans to offer this in vivo screening to drug discovery as well as toxicology partners. Additionally, it plans to use this platform internally for high throughput chemical screens for the development of novel drugs, focusing on neurodegenerative and neuromuscular disease, cancer, ophthalmic disease and regenerative medicine. On March 22, 2007, Summit acquired zebrafish company Danio Labs (U.K.) for 16.5 million pounds. Danio Labs was a privately-held zebrafish company doing compound screening and a competitor to Znomics. Danio was about twice the size of Znomics and was focused on disease areas in ophthalmology and neurology. Danio intended to pursue a strategy of repositioning known drugs (and drug combinations) for new indications, and had built a portfolio of pre-clinical and clinical candidates. In addition to using these technologies for its own research, the company also planned to provide drug discovery services to other pharmaceutical companies, in the areas of safety pharmacology, embryotoxicology and compound activity screening, as well as through target validation and collaborative research programs.

Private Companies

Phylonix Pharmaceuticals, Inc., Cambridge, Massachusetts

Phylonix is concentrating on developing and marketing proprietary, in vivo zebrafish-based assays for contract screening for cancer, cardiovascular disease, immune function, and organ toxicity. Phylonix is a contract research organization, rather than a drug-discovery company, and is privately owned. Phylonix owns several issued United States patents on research tools including methods for drug screening in zebrafish using microtiter plates (6,299,858), transplantation of human cells in zebrafish (6,761,876), and methods for assessing drug candidates for angiogenesis and vasculogenesis in zebrafish (7,041,276).

ZF BioLabs, Madrid, Spain

ZF BioLabs maintains breeding stocks of zebrafish and continuously produces eggs and embryos that are available at different stages of development for research activities. The company plans to offer toxicity studies using zebrafish embryos and larvae for early stage drug assessments and ecotoxicity studies. Also, ZF BioLabs is collaborating with Spanish universities in research and development projects to develop a proprietary zebrafish technology platform for drug discovery.

Zygogen, LLC, Atlanta, Georgia

Zygogen, LLC, founded in 1999, focuses on the development of proprietary zebrafish models of human disease for preclinical drug discovery. Zygogen’s two broad proprietary technologies are Z-TagSM and Z-LipotrackSM. The Z-TagSM system enables Zygogen to design transgenic zebrafish with physiologically relevant expression of modified genes and markers, such as fluorescent proteins, to model human disease. Z-LipotrackSM technology enables Zygogen to track lipid metabolism in real-time. Areas of focus include angiogenesis, neurodegeneration, lipid metabolism, thrombosis and toxicity testing. The company also offers morpholino injection and analysis services.

Luminomics, Inc., St. Louis, Missouri

Luminomics was founded in 2002 and creates degenerative disease models in zebrafish that reveal how particular cells and tissue types regenerate in vertebrates. Their disease models enable high-throughput genetic and pharmacological screens to identify candidate drug targets. They have submitted a patent application on a transgenic zebrafish model system for discovery of molecular pathways that stimulate cell type specific regeneration. Their in-house research emphasis is on degenerative diseases.

Intellectual Property

We believe that we are establishing a strong proprietary position in the commercial use of zebrafish gene mutants through the ZeneMark® Library. We have filed patent applications on our proprietary retroviral mutagenesis technology and the ZeneMark® Library. We intend to file other patents as discoveries are made. Our intellectual property strategy is to establish strong proprietary positions in four areas:

•	zebrafish disease models;
•	methodology and use of zebrafish retroviral insertional mutagenesis (gene knockout), including our ZeneMark® Library of mutated and marked genes;
•	drug targets based on discovered or functionally defined genes and proteins; and
•	proteins or chemical compounds to serve as therapeutic drugs for human diseases.

Retroviral Insertional Mutagenesis Technology

Our scientists have created a number of retrovirus-producing cell lines that induce, enhance or modulate mutagenicity in the zebrafish. We have filed an initial patent application that would support both U.S. and international rights on these retroviral vectors, and a patent application for the method for creating and using the ZeneMark® Library has also been filed. Additionally, we have registered “ZeneMark” as a trademark. We will continue to add patent protections to the retroviral mutagenesis and ZeneMark® Library methodology as new discoveries and developments are made in order to maintain and strengthen our proprietary position.

Drug and Drug Target Discovery

We anticipate that, through the use of the ZeneMark® Library and/or retroviral insertional mutagenesis technology, we will be able to discover genes and proteins and their physiological functions, and to validate genes or proteins as suitable therapeutic drug targets for certain diseases. We intend to patent such drug targets or their uses if possible.

We also anticipate that, through our drug discovery programs, we will be able to find proteins or small molecules to designate as lead drug compounds for diseases. These compounds may come from purchased or licensed compound libraries that we acquire from an internal medicinal chemistry program, or from other sources. It is our intent to patent such lead compounds for use as potential human therapeutic drugs.

Licensing Arrangements

We also expect to obtain patentable technology from universities through agreements with university scientists and technology transfer offices that obtain mutant fish lines or technical services from us. Discoveries made by a university scientist while using our technology are usually eligible for acquisition, and we normally obtain the first right to negotiate for an exclusive license. We currently have over 80 such agreements in place, and expect to enter into approximately 50-60 new agreements each year.

Property and Equipment

Our principal executive offices are located at 2611 SW 3rd Avenue, Suite 200, Portland, OR, 97201.

Compliance with Environmental Laws

We did not incur any costs in connection with the compliance with any federal, state, or local environmental laws.

Research and Development Expenditures

We have incurred expenditures related to research and development in the amount of $251,540 for the nine month period ended September 30, 2007, and $1,435,722 for the period from Inception (September 13, 2001) to September 30, 2007.

Plan of Operations

THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT.

The following discussion reflects our plan of operation. This discussion should be read in conjunction with the audited financial statements of Znomics Delaware for the fiscal years ended December 31, 2005 and December 31, 2006 and the unaudited financial statements for the nine-month period ended September 30, 2007. This discussion contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, including statements regarding our expected financial position, business and financing plans. These statements involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Current Report on Form 8-K, particularly under the headings “Forward Looking Statements” and “Risk Factors.”

Overview

We are engaged in the business of developing a library of genetic mutations in the zebrafish and leveraging that library to generate both short-term and long-term revenue. We are a drug discovery and development company with a leading biotechnology platform that leverages the unique attributes of the zebrafish. We have spent the past five years developing a library of genetic mutations in the zebrafish, a vertebrate with genes related to approximately 80-90% of the genes found in humans. We intend to leverage this technology for our own internal drug discovery as well as for licensing and collaborating with pharmaceutical companies and other research organizations, such as universities. We have recently begun commercialization of our technology and expertise though: (1) revenue generation through the sales of mutant fish strains to outside research labs, (2) 80 MTA’s already in place, with first negotiation rights to exclusively license intellectual property originating from customer’s research and development utilizing our technology, and (3) an ongoing development collaboration with Merck, an industry leading pharmaceutical company.

Business of Znomics

Our business plan consists of multiple stages. The first stage, currently underway, is an effort to establish a strong and profitable market for zebrafish reagent products and services utilizing the ZeneMark® Library as the primary resource. In addition to attempting to lead the commercialization of zebrafish through sale of fish lines from the ZeneMark® Library, we intend to seek to develop profitable commercialization of a range of derivative products and services.

We also intend to work towards achieving advances with our drug and drug target discovery programs. Based on disease models developed from the ZeneMark library, and/or licensed from academic collaborators, in areas of major unmet medical need (obesity/diabetes, neurodegeneration, and cancer), we will initiate high-throughput in vivo screening to identify lead compounds therapeutically active in these disease areas. This effort will be made through a combination of proprietary research following the development of in-house chemistry and screening capabilities, as well as collaborative research and development programs such as the program we executed for Merck. Identification of new drug targets for conventional high-throughput screening is also a potentially lucrative field for Znomics. The same disease models and assays utilized for drug discovery may be used in combination with Znomics’ proprietary retroviral insertional mutagenesis technology to identify genes that may serve as the next generation of drug targets for the pharmaceutical industry. We plan to license these targets to the pharmaceutical industry for conventional high-throughput in vitro screening of drug libraries. These licensing agreements may involve an upfront cash payment, milestone payments as the compound progresses through given events such as a clinical trial, and royalties on the sales of actual FDA-approved drugs when marketed. The type and amount of payments are the subject of negotiation between the parties.

Our management has set a goal of identifying lead compounds in three major diseases by 2010. We believe that we may require approximately $10 million in capital to implement this plan for drug discovery, although these anticipated capital requirements may be offset by rising reagent and services sales along with pharmaceutical company collaborations on drug target discovery. The recent sale of 3,253,333 shares of our common stock for $4.88 million allows us to commence our near-term business plan only. We intend to attempt to raise approximately $10 million during the next twelve months in order to provide us with the resources to execute on our long-term drug discovery plan. We do not presently have sufficient capital to proceed with the drug discovery phase of our business plan.

Provided we are successful at raising the additional capital necessary to do so, we intend to implement the following steps designed to achieve the projected drug development plan.

•	Recruit and hire scientific and management personnel, including senior and junior scientists, to accelerate this business plan.
•	Expand our marketing and sales program under the direction of a full-time Director of Product Development and Marketing.
•	Move operations and expand and improve laboratory facilities to a location that can serve us as we grow.
•	Acquire chemistry libraries, screening equipment and other facilities and equipment sufficient for the partnering and proprietary drug development programs.
•	Recruit and hire additional staff for in-house research programs and project management.

Products and Services

Our technology platform and the expertise of our researchers work together to provide a new approach to drug development. Central to many activities will be the ZeneMark® Library, our repository of retroviral insertional mutations of most genes of interest in the zebrafish. The ZeneMark® Library, a searchable catalogue of mutant zebrafish accessed from the Znomics website (Znomics.com), is expected to contain insertions representing nearly all 25,000 mutated and marked zebrafish genes. The first and major portion of this work has been completed with the remainder of the genes of interest being part of an ongoing research program. We believe that, compared with existing methods, including those using gene knockout mouse strains, the ZeneMark® Library will provide a more rapid and cost-effective method for identifying gene function and validating new drug targets. Fish strains containing full or partial disruptions of over 10,000 different genes, as a result of a retroviral insertion into an exon or a particular promoter/intronic region of the DNA are available to university scientists for purchase. More importantly, we will use this library to develop disease models and assays to test drug-like compounds.

Drug and Drug Target Discovery - Znomics’ Internal Discovery Efforts

Disease Models and Assays

Disease models, whether developed in rodents, zebrafish, yeast, or cultured cells, are all designed to allow scientists to probe a particular physiological process directly relevant to human disease. We are developing proprietary zebrafish models and assays for the identification of drugs and drug targets. We currently have an obesity disease model and expect to license a diabetes disease model in the near future. We expect to derive additional disease models and assays from our ZeneMark® Library and through licensing arrangements with academic collaborators. We have three principal disease focus areas: obesity/diabetes, neurodegeneration, and cancer. Disease models and assays developed by us may then be used for both lead compound identification and drug target identification, as described below. Disease models and assays may also be used for proprietary discovery programs, or form the basis for collaborative research and development programs with pharmaceutical and biotechnology industry partners.

High Throughput In Vivo Screening and Lead Compound Identification

The highest value for us, and our major emphasis, will be developing our own proprietary drug discovery effort to find new lead compounds for major diseases with inadequate treatments, such as obesity, diabetes, neurodegeneration and cancer. Our goal is to advance three disease models/assays into high-throughput in vivo screening in the next three years. For this purpose, we will need to acquire in-house compounds and screening capability, as well as obtain expertise through collaborations with partners having medicinal chemistry capabilities. In these collaborative arrangements, based on our proprietary disease models and a partner’s compound library, we will seek to maintain a percentage of downstream rights to drugs discovered as a consequence of the collaboration. The discovery of compounds with therapeutic activity in zebrafish disease models/assays (lead compounds) are expected to identify new pathways for treatment of disease as a result of the novel screening method. Thus, rather than identifying “me-too” compounds based on existing therapeutics, we expect to identify truly novel structures with novel mechanism-of-action. These compounds are therefore expected to be of significant economic value.

Large Scale Genetic Screens / Drug Target Identification

A large scale genetic screen entails mutating the majority of individual genes in the genome in live animals and searching for animals with disease symptoms, or for animals with altered progression of symptoms in a disease model. The mutated genes identified in such a screen are potential drug targets for that disease. We expect to be able to identify new drug targets by retroviral insertional mutagenesis with any zebrafish model or assay we develop. Partners may wish to use our proprietary models or to design unique zebrafish disease models or assays in collaboration with our scientists to identify candidate drug target genes in their areas of interest.

Drug Screening and Drug Target Validation

Drug screening involves testing hundreds of thousands of drug-like compounds in a disease model or assay to identify lead compounds that form the basis for the further refinement into actual human drugs. Every clinically relevant disease model or assay created by our scientists offers the potential for a proprietary, high-throughput drug screen. We will conduct such screens as a part of our proprietary drug discovery program.

Although academic and industrial researchers are identifying potential drug targets through various genomics methods, we believe that no assay method currently exists for the rapid determination of a potential target’s function and the confirmation of its relevance to disease. We believe that the ZeneMark® Library will provide a rapid and cost-effective way to validate and prioritize the pharmaceutical utility of potential drug targets. We anticipate that there will be significant commercial potential in this area. We expect that drug target validation will also provide proprietary targets for in-house drug discovery programs.

Mechanism-of-Action Determination

Many important drugs are effective but scientists cannot determine the precise reason they work. We expect to be able to identify the targets for known drugs by screening fish from the ZeneMark® Library for resistance or hypersensitivity to drug action. We anticipate receiving revenues in collaborative partnership agreements for such mechanism-of-action studies, as companies act to improve existing drugs and/or replace compounds losing patent protection. Mechanism-of-action studies may also provide us with proprietary targets for the development of such improved drugs.

Technology Services - Pharmaceutical Collaborations and University Sales/MTA’s

The following are services that we expect to provide to drug development companies, academics and other researchers and, in the case of toxicology services, to municipalities, counties and environmental science companies. The market for these services is in the very early stages of development.

Genetic Screening

Our retrovirus-injected fish are suitable for most standard genetic screens including: haploid, early pressure diploid and F3 diploid. Using our insertion-based genetics screens, it is possible to clone a desired gene within weeks rather than years using conventional technology.

Modifier Screening

Our retroviral insertional mutagenesis technology offers a unique and rapid method for performing dominant genetic modifier screens. By breeding mutagenic zebrafish to a specific zebrafish line (mutant or transgenic), it is possible to screen the progeny for enhancement or suppression of phenotype or target expression, and thereby identify other genes important to the phenotype.

Non-complementation Cloning of ENU Mutations

Cloning of chemically-generated (ENU) mutations, a widespread technology used by many researchers, is an arduous process that is time and resource intensive. We will map an ENU-derived mutant by mating fish carrying that mutation with our retrovirus-injected zebrafish and then screening the resulting progeny for the expected phenotype. The non-complementing retroviral insertion identifies the ENU-altered gene, which is then readily cloned.

Phenotyping Services

We will provide phenotypic characterization of zebrafish mutants. These services can be used for ZeneMark® mutant lines or for morpholino injected fish.

Transgenic Line Production

We will generate transgenic zebrafish lines on request. We have the ability to inject any transgenic DNA construct and breed a stable line carrying the transgene.

Toxicity-Related Services

We will offer acute toxicity assays in the zebrafish. Assessed endpoints will include coagulation, development of blastula, gastrulation, termination of gastrulation, development of somites, movements, extension of the tail, development of eyes, heartbeat, circulation, heart rate, pigmentation, and edema.

Financing

The recent sale of 3,253,333 shares of our common stock for $4.88 million allows us to commence our near-term business plan only. We intend to attempt to raise approximately $10 million during the next twelve months in order to provide us with the resources to execute on our long-term drug discovery plan. We do not presently have sufficient capital to fully proceed with the drug discovery phase of our business plan. In connection with raising this additional capital, we will incur appropriate accounting and legal fees.

Governmental Regulation

Our distribution of zebrafish both nationally and internationally is subject to a variety of national, regional, and local laws and regulations, which establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. Many such regulations do not apply to us and such regulations generally exclude fish. We do, however, maintain the necessary certificates, licenses, detailed standard operating procedures and other documentation required to comply with applicable regulations for the humane treatment of the animals in our custody.

Products such as those proposed to be developed by us or our collaborators are subject to an extensive regulatory approval process by the FDA and comparable agencies in other countries. The U.S. government has recently established a working group to assess whether additional regulation in the area of genetic testing may be appropriate, which may ultimately result in further regulation. The regulation of new therapeutic products and diagnostics is extensive, and the required pre-clinical and clinical testing is lengthy and expensive.

Should our drug discovery program find indications of the efficacy of a substance for the treatment of a human disorder, we may undertake further testing of the substance. The conduct of these studies must comply with national statutory or regulatory requirements for Good Laboratory Practice (GLP). GLP regulations describe a quality system concerned with the organizational process and the conditions under which nonclinical laboratory studies are planned, performed, monitored, recorded, archived and reported. GLP compliance is required by such regulatory agencies as the FDA, United States Environmental Protection Agency, European Agency for the Evaluation of Medicinal Products, Medicines and Healthcare Products Regulatory Agency (MHRA) in the United Kingdom, Health Canada, and the Japanese Ministry of Health and Welfare. GLP requirements are significantly harmonized throughout the world and our laboratories will be capable of conducting studies in compliance with all appropriate requirements. To assure our compliance obligations, we will establish quality assurance units (QAU) in each of our nonclinical laboratories. The QAUs will operate independently from those individuals that direct and conduct studies and monitor each study to assure management that the facilities, equipment, personnel, methods, practices, records, and controls are in compliance with GLP. Our laboratory managers will use the results of QAU monitoring as part of a continuous process improvement program to assure our nonclinical studies meet client and regulatory expectations for quality and integrity.

Our research facility is also subject to licensing and regulation under national, regional and local laws relating to the surface and air transportation of laboratory specimens, the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials, and the safety and health of laboratory employees. Although we believe we are currently in compliance in all material respects with such national, regional and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

Compliance with Environmental Laws

We have not incurred and do not anticipate incurring any expenses associated with environmental laws.

Assignment of the Company’s Pre-existing Assets and Operations

As a consequence of the Merger, we will no longer pursue our mineral claims and have already assigned these assets, as well as all other pre-Merger assets and operations, to our former president who has agreed to indemnify us against any related liabilities.

Critical Accounting Policies

Our significant accounting policies are described in Note B of the Financial Statements.

Operations

We generated $179,853 in revenue for the nine months ended September 30, 2007. During the same period, we incurred operating expenses in the amount of $752,846, of which $120,704 was general and administrative, and $251,540 was research contracts. We also incurred $380,602 for cost of sales. After including Other Income of $3,818, our total net loss for the nine months ended September 30, 2007 was <$569,175>.

Liquidity and Capital Resources

As of September 30, 2007, we had Current Assets in the amount of $88,043, consisting of $21,508 in Cash and Cash Equivalents, $59,424 in Accounts Receivable, and $7,111 in Prepaid Expenses. As of September 30, 2007, we had Current Liabilities in the amount of $919,850, consisting of $60,982 in Accounts Payable, $15,000 in a bank line of credit, $106,715 in Accrued Expenses, $261,964 in Notes Payable, and $475,189 in Other Current Liabilities. This combination of assets and liabilities results in working capital deficit in the amount of $831,807 as of September 30, 2007.

The recent sale of 3,253,333 shares of our common stock for $4.88 million, subsequent to September 30, 2007, allows us to commence our near-term business plan only. We intend to attempt to raise approximately $10 million during the next twelve months in order to provide us with the resources to execute on our long-term drug discovery plan. We do not presently have sufficient capital to fully proceed with the drug discovery phase of our business plan. In connection with raising this additional capital, we will incur appropriate accounting and legal fees.

Recent Events

On November 5, 2007, we entered into the Merger Agreement with Znomics Delaware, and Acquisition Sub. In connection with the closing of this merger transaction, Znomics Delaware merged with and into Acquisition Sub on November 6, 2007, with the filing of articles of merger with the Nevada and Delaware secretaries of state. Subsequently, on November 6, 2007, we merged with our Acquisition Sub in a short-form merger transaction under Nevada law and, in connection with this short form merger, changed our name to Znomics, Inc., effective November 6, 2007.

In addition, pursuant to the terms and conditions of the Merger Agreement:

•	Each share of Znomics Delaware common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive one share of our common stock. As a result, the shareholders of Znomics Delaware received 5,740,849 newly issued shares of our common stock.
•	We issued 3,253,333 shares of our common stock to investors as a result of closing a private offering exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933.
•
We assumed outstanding options under the Znomics Delaware stock option plan to purchase 672,346 shares of Znomics Delaware common stock. These options will be converted into options to purchase 672,346 shares of our common stock on the same terms and conditions, including varying exercise prices between $0.41 per share to $1.11 per share and exercise termination dates between June 2015 and September 2017. The assumed stock option plan allows the issuance of options to purchase a maximum of 2,193,258 shares of our common stock, inclusive of these issuances.

•	We assumed outstanding warrants of Znomics Delaware entitling holders to purchase 65,893 shares of Znomics Delaware common stock. These warrants will be converted into warrants to acquire 65,893 shares of our common stock. Of these warrants, 56,131 are held at an exercise price of $0.82 per share and exercisable until October 17, 2008, and 9,762 are held at an exercise price of $1.50 per share and exercisable until June 30, 2012. In addition, we issued warrants to purchase 237,495 shares of our common stock at a price of $1.50 per share to our placement agent in the private offering in exchange for their services.
•	Following the closing of the merger, in a separate transaction, our former Chief Executive Officer and sole director and certain of our other shareholders agreed to cancel and return a portion or all of their common stock into treasury. In total, these shareholders retired 4,731,085 shares of common stock.
•	As a result, following these events, there were 11,072,547 shares of our common stock issued and outstanding.
•	Our board of directors was reconstituted to consist of Roger D. Cone, Richard A. Sessions, Stephen E. Kurtz, and Dwight A. Sangrey, who prior to the Merger were the directors of Znomics Delaware.
•	Znomics Delaware provided customary representations and warranties and closing conditions, including approval of the Merger by a majority of its voting stockholders.

As of the date of the Merger Agreement and currently, there are no material relationships between us or any of our affiliates and Znomics Delaware, other than in respect of the Merger Agreement.

We reported the Merger Agreement and the related transactions on a Form 8-K filed November 8, 2007, which filing included copies of the Merger Agreement.

Off Balance Sheet Arrangements

As of September 30, 2007, there were no off balance sheet arrangements.

Corporate Offices

Our principal executive offices are located at 2611 SW 3rd Avenue, Suite 200, Portland, OR 97201.

Certain Relationships and Related Transactions

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Any of our promoters;
•	Any relative or spouse of any of the foregoing persons who has the same house address as such person.

Market for Common Equity and Related Stockholder Matters

Market Information

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the NASD under the symbol “PSRI.” The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information.

The following table sets forth the range of high and low bid quotations for our common stock as reported by the OTCBB following our eligibility for quotation on the OTCBB for each of the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year Ending December 31, 2006
Quarter Ended	High $	Low $
March 31, 2006	N/A	N/A
June 30, 2006	N/A	N/A
September 30, 2006	N/A	N/A
December 31, 2006	N/A	N/A

Quarter Ended	High	Low
March 31, 2007	N/A	N/A
June 30, 2007	N/A	N/A
September 30, 2007	.30	.30

On December 17, the last sales price of our common stock was $3.20.

Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders of Our Common Stock

As of December 17, 2007, we had eighty-seven holders of record of our common stock. Several other stockholders hold shares in street name.

Registration Rights

We have agreed to file a registration statement with the SEC registering the resale of the selling shareholders’ 3,490,828 shares of common stock, which includes 237,495 shares underlying outstanding warrants. We will use our best efforts to maintain the effectiveness of the resale registration statement from the effective date through and until all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144(k).

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business, or;

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our former or current executive officers for each of the last three completed fiscal years.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (#)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Roger Cone, President and CSO	2006 2005 2004	- - -	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Richard Sessions, CEO	2006 2005 2004	- - -	- - -	- - -	- 122,023 -	- - -	- - -	- 6,000 12,000	- 6,000 12,000
Kerry D. Rea, CFO	2006 2005 2004	- - -	- - -	- - -	- - -	- - -	- - -	- - -	- - -
Darrell Woronchak Former President and CEO	2006 2005 2004	0 n/a n/a	- - -	- - -	- - -	- - -	- - -	- - -	- - -

Narrative Disclosure to the Summary Compensation Table

We benefit from the unpaid or minimally paid services of our founders, including Dr. Roger Cone, Dr. Steven Kurtz, and Mr. Richard Sessions. The founders are committed to our progress, but none are party to formal employment or consulting contracts. During the last three years none of our executive officers has received salary and bonus in excess of $15,000 per year. On November 12, 2007, the board of directors appointed Kerry Rea as our Chief Financial Officer with an annual salary of $160,000, an incentive cash bonus of up to $32,000, and options to purchase 100,000 shares of our common stock, which will vest over the next five years.

Although we do not currently provide significant compensation to most of our officers, we reserve the right to provide greater compensation at some time in the future. Our decision to compensate officers depends on the availability of our cash resources with respect to the need for cash to further business purposes.

Stock Option Grants

Except as shown above, we have not granted stock options to our executive officers.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Roger Cone, President and CSO	-	-	-	-	-	-	-	-	-
Richard Sessions, CEO	73,214 48,809	-	-	$0.8195 $0.9220	-	-	-	-	-
Kerry Rea, CFO
Darrell Woronchak, Former President and CEO	-	-	-	-	-	-	-	-	-

Compensation of Directors

The table below summarizes all compensation of our directors as of December 31, 2006.

DIRECTOR COMPENSATION
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (#)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Roger D. Cone	-	-	-	-	-	-	-
Richard A. Sessions	-	-	-	-	-	-	-
Stephen E. Kurtz	-	-	-	-	-	-	-
Dwight A. Sangrey	-	-	-	-	-	-	-

Narrative Disclosure to the Director Compensation Table

We do not pay any cash compensation to our directors.

Stock Option Grants

At present, we do not award stock options to our directors. No options from our prior issuances to our directors remain outstanding.

Financial Statements

Index to Financial Statements:

Audited financial statements of our accounting predecessor, Znomics, Inc., a Delaware corporation, for the twelve month periods ended December 31, 2006 and 2005, and for the period from Inception (September 13, 2001) through December 31, 2006; and unaudited financial statements for the three and nine month periods ending September 30, 2007:

F-1	Report of Independent Registered Public Accounting Firm, Moore & Associates, Chartered;

F-2	Balance Sheet as of December 31, 2006 and Balance Sheet as of December 31, 2005;

F-3	Statement of Operations for the year ended December 31, 2006, for the year ended December 31, 2005, and and for the period from Inception (September 13, 2001) through December 31, 2006;

F-4	Statement of Stockholders’ Equity for the period from Inception (September 13, 2001) through December 31, 2006;

F-5	Statements of Cash Flows for the years ended December 31, 2006 and December 31, 2005, and for the period from Inception (September 13, 2001) through December 31, 2006;

F-6	Notes to Consolidated Financial Statements for Znomics, Inc.;

F-19	Report of Independent Registered Public Accounting Firm, Moore & Associates, Chartered;

F-20	Balance Sheet as of September 30, 2007 (unaudited), for Znomics, Inc.;

F-21
Statements of Operations for the three months ended September 30, 2007, for the nine months ended September 30, 2007, and for the period from Inception (September 13, 2001) through September 30, 2007 (unaudited), for Znomics, Inc.;

F-22	Statement of Stockholders’ Equity for the period from Inception (September 13, 2001) through September 30, 2007, for Znomics, Inc.;

F-23	Statements of Cash Flows for the nine months ended September 30, 2007 and for the period from Inception (September 13, 2001) through September 30, 2007 (unaudited), for Znomics, Inc.;

F-24	Notes to unaudited financial statements for the nine months ended September 30, 2007, for Znomics, Inc.;

MOORE & ASSOCIATES, CHARTERED
    ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Znomics, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of Znomics, Inc. (A Development Stage Company) as of December 31, 2006 and December 31, 2005, and the related statements of operations, stockholders’ equity and cash flows through December 31, 2006, and Inception on September 13, 2001 through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Znomics, Inc. (A Development Stage Company) as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows through December 31, 2006, and Inception on September 13, 2001 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has incurred substantial losses since inception and has not generated enough revenues to cover operating costs, which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered
Moore & Associates Chartered
Las Vegas, Nevada
October 29, 2007

2675 S. Jones Blvd. Suite 109, Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

ZNOMICS, INC
(A Development Stage Enterprise)
Balance Sheets
As of December 31, 2006 and 2005
Assets	2006	2005
Current assets:
Cash and cash equivalents	$138,138	$120,525
Accounts receivable	71,636	52,000
Prepaid expense	11,212	4,309
Equipment usage rights	3,895	-
Total current assets	224,881	176,834

Property and equipment, net of accumulated depreciation	237,514	257,862

Total assets	$462,395	$434,696

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$5,153	$1,005
Accrued liabilities	113,195	73,895
Deferred grant revenue and expense	23,233	139,568
Deferred revenue	283,500	-
Current portion of long term liabilites	16,723	61,538
Total current liabilities	441,804	276,006

Long term liabilities:
Capital leases, net of current portion due in less than one year	869	52,252
Notes payable, net of current portion due in less than one year	8,980	20,663
Total long term liabilities	9,849	72,915

Total liabilities	451,653	348,921

Stockholders' equity:
Convertible preferred stock:
Series A, $0.01 par value, 660,0000 shares authorized and 657,405 shares issued and outstanding	6,574	6,574
Series B, $0.01 par value, 130,000 shares authorized and 126,675 shares issued and outstanding	1,267	1,267
Common stock, $0.01 par value, 9,210,000 shares authorized and 1,500,000 shares issued and outstanding	15,000	15,000
Additional paid in capital	925,464	925,464
Deficit accumulated during the development stage	(937,563)	(862,530)

Total stockholders' equity	10,742	85,775

Total liabilities and shareholders' equity	$462,395	$434,696

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Statements of Operations
For the Years Ended December 31, 2006 and 2005,
and the Period from September 13, 2001 (Date of Inception),
to December 31, 2006
	Year Ended December 31, 2006	Year Ended December 31, 2005	September 13, 2001 (Inception) to December 31, 2006 (Unaudited)
Revenue
Fish lines	$73,776	$6,000	$79,776
Research contracts	200,000	150,000	400,000

Total ordinary revenues	273,776	156,000	479,776

Operating expenses:
Fish lines	212	803	1,015
Research contracts	338,241	81,564	430,983
Research and development	-	-	753,199
General and administrative	7,708	27,006	198,944

Total operating expenses	346,161	109,373	1,384,141

Net operating income	(72,385)	46,627	(904,365)

Other income (expense):
Grant contracts	746,335	572,952	1,567,580
Investment income	1,921	3,836	9,458
Miscellaneous income	230	178	4,426
Grant expenses	(746,335)	(572,952)	(1,567,580)
Interest expense	(4,799)	(30,984)	(47,082)

Total other income (expense)	(2,648)	(26,970)	(33,198)

Net income (loss)	(75,033)	19,657	(937,563)
Income tax expense:	-	-	-

Net income (loss)	$(75,033)	$19,657	$(937,563)
Basic Earnings (Loss) Per Share	$(0.05)	$0.01
Basic Earnings (Loss) Per Share	$(0.01)	$0.00
Weighted Average Shares Outstanding	1,500,000	1,500,000
Fully Diluted Shares Outstanding	5,574,182	5,574,182

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Statements of Stockholders' Equity
For the Period from September 13, 2001 (Date of Inception) to December 31, 2006
	Series A convertible		Series B				Additional	Deficit
	preferred stock		preferred stock		Common stock		paid-in	accumulated during
	Shares	Amount	Shares	Amount	Shares	Amount	capital	development stage	Total
Balance, September 13, 2001	-	$-	-	$-	-	$-	$-	$-	$-

Issuance of common stock to founders					1,500,000	15,000			15,000

Issuance of Series A convertible preferred stock	657,405	6,574					650,831		657,405

Issuance of Series B convertible preferred stock			126,675	1,267			252,083		253,350

Contribution of laboratory equipment							22,550		22,550

Net loss from inception through December 31, 2004								(882,187)	(882,187)

Balance December 31, 2004	657,405	6,574	126,675	1,267	1,500,000	15,000	925,464	(882,187)	66,118

Net income for the year ended December 31, 2005								19,657	19,657

Balance December 31, 2005	657,405	6,574	126,675	1,267	1,500,000	15,000	925,464	(862,533()	85,775

Net loss for the year ended December 31, 2006								(75,033)	(75,033)

Balance, December 31, 2006	657,405	$6,574	380,025	$1,267	1,500,000	$15,000	$925,464	$(937,566)	$10,742

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005, and the
Period from September 13, 2001 (Date of Inception), to December 31, 2006
	Year Ended December 31, 2006	Year Ended December 31, 2005	September 13, 2001 (Inception) to December 31, 2006 (Unaudited)
Cash flows from operating activities:
Net income (loss)	$(75,033)	$19,657	$(934,783)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	62,776	63,318	177,177

(Increase) decrease in:
Accounts receivable	(19,636)	(2,000)	(71,636)
Prepaid expense	(10,798)	6,839	(11,211)
Increase (decrease) in:
Accrued liabilities	39,300	5,445	113,195
Deferred grant revenue and expense	(116,335)	112,373	23,233
Deferred fish sales	283,500	-	283,500
Deferred contract revenue	-	-	-
Accounts payable	4,148	(8,261)	5,153

Net cash provided by operating activities	167,922	197,371	(415,372)

Cash flows from investing activities:
Purchase of fixed assets	(42,428)	(69,843)	(480,901)

Net cash flows provided by investing activities	(42,428)	(69,843)	(480,901)

Cash flows from financing activities:
Issuance of common stock	-	-	15,000
Issuance of preferred stock	-	-	657,405
New borrowings	-	28,386	503,725
Principal payments on notes payable	(107,881)	(66,584)	(141,719)

Net cash flows provided by financing activities	(107,881)	(38,198)	1,034,411

Net cash increase for period	17,613	89,330	138,138

Cash at beginning of period	120,525	31,195	-

Cash at end of period	$138,138	$120,525	$138,138

Supplemental disclosures:
Interest paid for financing related to equipment purchases	$4,799	$7,634
Interest paid for financing related to convertible debt	-	$23,350
Bridge loan converted to preferred stock	-	$230,000

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE A. BACKGROUND AND OPERATIONS

Znomics, Inc. (the Company) was incorporated in the state of Delaware on May 3, 2000 and commenced operations in Portland, Oregon on September 13, 2001. The Company’s purpose is to develop specialized zebrafish technologies for discovery of new drug targets for human diseases, to develop unique reagents for sale to the zebrafish research market, to partner in the development of environmental toxicology screens and to create a capability for in vivo drug screening and lead compound discovery. The Company will seek to partner with pharmaceutical and biotechnology companies as well as develop its own proprietary programs.

The major focus of the Company to date has been the development of the ZeneMark library of zebrafish mutations. The Company anticipates completion of the library database in 2007, which has been and will continue to be the basis for developing product lines.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation-Going Concern

Although the Company had increasing sales of fish lines from the library database, completed one fixed price contract and was working on a second with a pharmaceutical company, it generated minor product revenue in 2006 and its activities have consisted primarily of research and technological development for products, raising capital and recruiting personnel and its revenues are not sufficient to cover its operating expenses. Accordingly, the Company is considered to be in the development stage as of December 31, 2006 as defined by Statement of Financial Accounting Standards, or SFAS No. 7, Accounting and Reporting by Development Stage Enterprises.

The Company has generated revenue from collaborative contracts from a pharmaceutical company in 2005 and 2006, and from the sale of fish line products which began increasing significantly in the fall of 2006. However the revenues are not sufficient to cover its operating costs and the Company has incurred substantial losses since inception which together raise substantial doubt about its ability to continue as a going concern. Management intends to complete a private place of its common stock for $4,880,000 which it believes with expected increased revenues from the sale of fish lines will be sufficient to maintain operations through at least December 31, 2008. However, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management of the Company include the useful lives of property and equipment and the assessment of the realizablity of its deferred tax assets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Technology License Agreements

The Company enters into technology license agreements with universities upon their purchase of fish lines. These agreements typically give the Company the right of first refusal to license university inventions arising from the use of the fish lines. The terms of these agreements are usually one year, however the licensing rights carry forward for multiple years. Research contract agreements with pharmaceutical companies typically provide the pharmaceutical company with technology licensing rights to discoveries coming out of the contracted work. The costs of the agreements are expensed to research and development as incurred. (See Note G)

Revenue Recognition

The Company receives revenue from grants, collaborative research contracts and the sale of fish line products. In accordance with FASB Concept Statement No. 5 and Statement of Position 97-2, the Company recognizes revenue from grants as the expense is incurred, by the contract specifications for collaborative research projects, and upon delivery of the fish line products. All cash payments received and not recognized at year end are recorded as deferred revenue. (See Notes I and J)

Accounts Receivable

Receivables are carried at their estimated collectible amounts. Accounts are periodically evaluated for collectability based on past credit history with customers and their current financial condition and written off when deemed to be uncollectible. No allowance for doubtful accounts is recorded when management expects all receivables to be collected in full.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment is recorded at cost. Donated equipment, for which a fair value is readily determinable, is recorded at its fair value. Depreciation is computed using the straight-line method over the estimated useful life from two to ten years. Repairs and maintenance costs are expensed as incurred. At the time of retirement or other disposal of equipment, the cost and related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in operations.

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of long-lived assets. If expected future undiscounted cash flows exceed the carrying amount of the asset, no impairment is recognized. No impairment losses were recorded from the period September 13, 2001 (date of inception) to December 31, 2006.

Research and Development

Research and development costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this approach, deferred income taxes are calculated for the expected future tax consequences of temporary differences between the book and tax bases of the Company’s assets and liabilities. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Stock-Based Compensation

Due to the complexities in valuing common stock for privately held development stage companies and the considerable costs of engaging an unrelated valuation specialist to perform contemporaneous valuation calculations, the Company does not record compensation costs for vested employee stock options as required by SFAS No. 123, Accounting for Stock-Based Compensation. This is a departure from generally accepted accounting principles. The effects on the financial statements of that departure from those accounting principles are not reasonably determinable.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

During 2006 and early 2007, the FASB issued five new pronouncements as follows:

SFAS 155 Accounting for Certain Hybrid Financial Instruments
Amends FASB Statements No. 133 and No. 140, which permits fair value remeasurement for hybrid financial instruments containing embedded derivatives and clarification of requirements, concentrations of credit risk and prohibitions. Effective for periods beginning after September 15, 2007.

SFAS 156 Accounting for Servicing of Financial Assets
Amends FASB No. 140 and clarifies requirements for accounting for mortgage servicing assets and servicing liabilities and the use of derivative instruments to mitigate the risks inherent in such activities. Effective for periods beginning after September 15, 2007.

SFAS 157 Fair Value Measurements
Defines fair value and its measurement in generally accepted accounting principles and expands disclosures about such measurements. Effective for periods beginning after November 15, 2007.

SFAS 158 Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans
Requires employers to recognize the over (under) funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. Effective for periods beginning after December 15, 2008.

SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities
Permits entities to choose to measure many financial instruments and certain other items at fair value. Effective for periods beginning after November 15, 2007.

Adoption of these pronouncements is not expected to have a material effect on the Company’s financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings (Loss) Per Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of July 31, 2007.

NOTE C. ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	2006	2005
Receivable for fish lines	$71,549	$2,000
Receivable for contracts		50,000
Receivable for employee advance	87
	$71,636	$52,000

The Company expects to receive full payment of their receivables and, therefore, has not recorded an allowance for doubtful accounts.

NOTE D. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Useful Lives	2006	2005
Office equipment	2-3 years	$46,664	$6,663
Laboratory equipment	3-5 years	257,163	165,974
Donated laboratory equipment	2-5 years	22,550	22,550
Equipment under capital leases	5 years	40,515	177,075

		366,892	372,262
Less accumulated depreciation		(129,378)	(114,400)

Property and equipment, net		$237,514	$257,862

Depreciation expense, including depreciation on capital leases, was $62,776 and $63,318 for the years ended December 31, 2006 and 2005, respectively. Accumulated depreciation on equipment under capital leases was $23,516 and $58,103 at December 31, 2006 and 2005, respectively.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE E. STOCKHOLDERS’ EQUITY

Common stock

On September 13, 2001, the Company issued 1,500,000 shares of common stock at $0.01 par value to the founders of the Company in exchange for services provided, including the development of a business plan and management of the company. The Company recognized compensation expense of $15,000 on this transaction.

Convertible preferred stock

Series A

Under their Amended Articles of Incorporation, the Company was authorized to issue an additional 8,500,000 shares for a total of 10,000,000 shares of stock of which 660,000 shares was designated Series A convertible preferred stock. On January 30, 2002, the company sold 630,000 shares of Series A preferred stock at $1.00 per share, the issue price. In addition, the Company issued 15,625 shares of Series A preferred stock to Oregon Health Sciences University for a one-year technology license and 11,780 shares Series A preferred stock to founders to reimburse expenses incurred on behalf of the Company.

Series B

Under their Second Amended Articles of Incorporation, the Company was authorized to issue 10,000,000 shares (no change in total number of shares) of stock of which 790,000 shares (an additional 130,000 shares) was designated convertible preferred stock as follows:

Series A	660,000 shares
Series B	130,000 shares

The Company executed a convertible bridge loan offering in December 2003 in which the purchasers received the following in exchange for cash in the amount of $230,000: Convertible secured promissory note with interest at 8.0% per annum to be repaid as of the maturity date of January 31, 2005 or the principal plus interest to be converted into Series B convertible preferred stock at $2 per share upon the next financing or upon the option of the holders. The holders of the notes were granted a security interest in all of the Company’s current and future personal property and general intangibles in which the Company has any right, title or interest. The holders of the notes were granted a stock purchase warrant to purchase a certain number of shares of common stock at $2 per share before the end of November 30, 2008.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE E. STOCKHOLDERS’ EQUITY (Continued)

Effective February 1, 2005, the convertible bridge loan conversion to series B preferred stock was completed at a conversion price of $2 per share for a total of 126,665 shares. Interest due Series B shareholders was converted into shares and interest expense of $23,350 was recorded as part of the conversion.

Rights and preferences of preferred stock

Dividends. Holders of Series A and B preferred stock are entitled to receive dividends at a rate of 6% per annum when declared by the Board of Directors and payable in cash or common stock. Series A preferred stockholders receive preference in any declaration of dividends. The dividends are not cumulative and no dividends have been declared in the period from September 13, 2001 (date of inception) to December 31, 2006.

Liquidation preference. Upon liquidation, dissolution, winding up or qualified consolidation or merger of the Company, whether voluntary or involuntary, each stockholder will receive an amount equal to the issue price plus any declared but unpaid dividends. If the assets and funds to be distributed are insufficient to pay the full amount due, all available assets shall be distributed ratably to the stockholders in the following preferential order: Series A preferred stockholders to receive senior rank in liquidation order. Series B preferred stockholders rank junior to Series A but senior to common or any other capital stockholders.

Voting. Each preferred stockholder receives a number of votes equal to the number of whole shares of common stock into which the shares of Series A and Series B preferred stock are convertible.

Conversion rights. Each share of preferred stock is convertible, at the option of the holder into the number of shares of common stock as is determined by dividing the issue price by the conversion price in effect at the time and is subject to an anti-dilution adjustment if the Company issues additional common stock at less than the conversion price in effect. No fractional shares will be issued on conversion and all converted stock is to be retired and not reissued. The Company must keep available enough common stock to cover conversion of all outstanding preferred stock. All preferred stock will be automatically converted upon issuance of a qualified initial public offering.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE F. INCENTIVE STOCK OPTION AGREEMENTS

The Company has an Incentive Stock Option Grant Agreement to award incentive stock options to employees. The options expire on the last business day prior to the tenth anniversary of the grant award date unless fully exercised or terminated earlier. The options vest and become 25% exercisable on the award date and 25% on the anniversary of the award date over an approximately 3 year period. The exercise prices of the awards are based on the Management’s best estimate of the Company’s worth at the time of the award and have varied from $1.00 per share in 2002 to $2.50 per share in 2006. Due to the complexities of valuing the Company common stock, no compensation cost has been recorded as the stock options vest. The following schedules show stock options awarded and unexercised for the years ended December 31, 2006 and 2005:

	2006	2005
Options awarded, beginning of year	$122,750	$46,875
Options awarded during the year	44,875	75,875

Total options awarded, end of year	$167,625	$122,750

No stock options have been exercised to date.

NOTE G. RESEARCH AND DEVELOPMENT

The Company is a party to certain contracts and has received grants under which it is obligated to perform research and development activities. Under the terms of certain agreements, the Company received fees for providing research and development services.

The Company also received federal grants to fund research and development costs for its library database. The following schedule summarizes certain information with respect to research and development contracts and grants for the years ended December 31, 2006 and 2005:

	2006	2005
Research expenses paid by contracts	$338,241	$81,562
Research expenses paid by grants	$746,335	$572,952
Costs charged to operations	$0	$0

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE H. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	2006	2005
Payroll liabilities	$19,095	$13,158
Accrued vacation	9,725	6,310
Legal fees payable	84,375	54,426

	$113,195	$73,894

NOTE I. DEFERRED REVENUE

In 2006, the Company entered into a contract agreement to provide 1000 fish line products to Harvard University for a total of $450,000. An ‘upfront fee’ in the amount of $225,000 including a nonrefundable portion of $50,000 was received by the Company before the year end. No deliveries were made to Harvard until 2007, therefore, the entire upfront fee is included in deferred revenue at December 31, 2006.

The Company requires at least 50% cash upfront on its other sales orders of fish line products. These cash advances are recorded as deferred revenue and recognized as current revenue as delivery of the orders are made. Cash payments on undelivered fish line product orders recorded as deferred revenue at December 31, 2006 totaled $58,500.

NOTE J. DEFERRED GRANT REVENUE AND EXPENSE

The Company has received grant monies from the National Institute of Health (NIH) to fund the costs and expenses associated with the generation of a zebrafish insertional mutation library. The grants are cost support grants for specific project periods only and funding dollars unutilized at the end of the grant period may be carried over into future periods with the consent of the NIH. In 2006, the Company received supplemental NIH funding for the grant, extending the period of performance to August 31, 2007.

As of the years ended December 31, 2006 and 2005, the Company had received grant funds in excess of recorded, uncapitalized expenses in the amount of $23,233 and $139,568, respectively. The components of the deferral are as follows:

	2006	2005
Budget payment received for December expense to be paid in January		$	$ 24,945
Equipment purchases and capital leases	23,233		114,623

	$23,233		$139,438

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE K. INCOME TAXES

The company prepares its income tax reports on a cash basis and has not recorded a provision or benefit for income taxes for the period ended December 31, 2006 due to large net operating loss carryforwards from prior years.

The provision for income taxes differs from the statutory US federal income tax rate as follows:

	2006	2005
Expected federal income tax benefit	(34.0)%	(34.0)%
State income taxes, net of federal income tax benefit	(4.0)%	(4.0)%
Change in valuation allowance	38.0%	38.0%

	0%	0%

The deferred tax asset consists of the following:

	2006	2005
Net operating loss carry forwards	$562,331	$801,229
Organization costs	6,350	6,350
Valuation allowance	(568,681)	(807,579)

Net deferred tax asset	$0	$0

The Company has available at December 31, 2006 unused operating loss carry forwards in the amount of $562,331 that may be applied against future taxable income and that expire in various years from 2021 to 2026.

NOTE L. LONG TERM DEBT

	2006	2005
Loan from Washington Mutual Bank for a fish tank system payable in monthly principal installments of $833 plus computed interest at a variable rate adjusted daily of the prime rate plus 2% maturing January 1, 2009, guaranteed by Richard Sessions and Roger Cone (company executives).
	$18,980	$30,663

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE L. LONG TERM DEBT (Continued)

Following are maturities of long-term debt for each of the next 5 years:

2007	10,000
2008	8,980
2009 and thereafter	0

$18,980

NOTE M. CAPITAL LEASE COMMITMENTS

The Company leases laboratory and communication equipment under the following capital leases:

	2006	2005
Capital lease from US Filter for a pump system and maintenance contract payable in monthly installments of $211.47 maturing December 31, 2007 with $1 buyout secured by the equipment.	$2,244	$4,025
Capital lease from DeLage for an Applied Biosystems DNA Sequencer payable in monthly installments of $3,436 maturing December 31, 2007 with $1 buyout secured by the equipment.		85,490
Capital lease from Beckman Coulter for a centrifuge payable in monthly install- ments of $687 maturing May 15, 2007 with $1 buyout secured by the equipment.	2,674	10,023
Capital lease from Integra for an NEC phone system payable in monthly install- ments of $183 maturing May 2008 with $1 buyout secured by the equipment.	2,674	4,252
	$7,592	$103,790

Following are maturities of capital leases for each of the next 5 years:

2007	$6,723
2008	869
2009 and thereafter	0

$7,592

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE M. CAPITAL LEASE COMMITMENTS (Continued)

In February 2006, the Company transferred the lease and all rights and obligations of the DNA Sequencer to the Molecular MD Company eliminating a capital lease obligation of $82,086. As a part of the lease transfer agreement, the Company retained certain rights to use the equipment at no additional cost until March 1, 2008. The estimated value of these equipment usage rights at the time of the transfer was $6,678 and remaining rights at December 31, 2006 was $3,895.

NOTE N. OPERATING LEASE

The Company leases office and laboratory facilities under an operating lease. The term of the lease is quarter-to-quarter. Rent expense for the year ended December 31, 2006 and 2005 was $53,601 and $51,164, respectively.

NOTE O. BANK LINE OF CREDIT

The Company had a bank line of credit in the amount of $250,000 until August 31, 2006. The bank is ready to initiate and increase the line of credit when needed. At the years ended December 31, 2006 and 2005, there was no balance due on this bank line.

NOTE P. RELATED PARTY TRANSACTIONS

The Chief Executive Officer has agreed to work for the Company on a part-time consulting basis without benefit of a salary. Consulting expense of $12,000 in 2006 and $6,000 in 2005 was paid and no amounts have been accrued for unpaid salary at December 31, 2006 and 2005.

The Chief Executive Officer and President personally guaranteed the loan from Washington Mutual Bank to purchase the fish tank system. (See Note L)

NOTE Q. SUBSEQUENT EVENTS

In 2006, the Company received consent from the National Institute of Health to carry over unobligated funds at the end of the project period of August 31, 2006 and received supplemental grant monies in the amount of $380,000 to continue development of the Zenemark library database, thereby extending the grant project for an additional year.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Years Ended December 31, 2006 and 2005

NOTE Q. SUBSEQUENT EVENTS

In January of 2007, the Company issued the Third Amended and Restated Certification of Incorporation to issue additional preferred stock and to add to the stock option pool. Additional capital investments in the amount of $250,000 were received in March of 2007. In June, 2007, a Fourth Amended and Restated Certification of Incorporation was approved to issue a new preferred Series C to subordinate the Preferred Series A and B stock. The Company plans to raise additional capital through this new issuance in the amount of $3 to $10 million.

During the first half of 2007, the Company has received 242 orders for fish line products from its contract with Harvard University.

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
 PCAOB REGISTERED

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Znomics, Inc.
(A Development Stage Company)

We have reviewed the accompanying balance sheet of Znomics, Inc. as of September 30, 2007, and the related statements of operations, retained earnings, and cash flows for the nine months then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States). All information included in these financial statements is the representation of the management of Znomics, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles.

/s/ Moore & Associates, Chartered

Moore & Associates, Chartered
Las Vegas, Nevada
October 29, 2007

2675 S. JONES BLVD. SUITE 109, LAS VEGAS, NEVADA 89146 (702) 253-7499 Fax: (702)253-7501

ZNOMICS, INC
(A Development Stage Enterprise)
Balance Sheet
For the Nine Months Ended September 30, 2007

Assets
Current assets:
Cash and cash equivalents	$21,508
Accounts receivable	59,424
Prepaid expense	7,111
Equipment usage rights	-
Total current assets	88,043

Property and equipment, net of accumulated depreciation	274,855

Total assets	$362,898

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$60,982
Accrued liabilities	106,715
Bank Line of Credit	15,000
Deferred grant revenue and expense	67,677
Deferred revenue	407,512
Investor Loan, Triangle Holdings, LLC	250,000
Current portion of long term liabilites	11,964
Total current liabilities	919,850

Long term liabilities:
Capital leases, net of current portion due in less than one year	0
Notes payable, net of current portion due in less than one year	1,480
Total long term liabilities	1,480

Total liabilities	921,330

Stockholders' equity:
Convertible preferred stock:
Series A	657,405
Series B	253,350
Common stock, $0.01 par value	15,000
Additional paid in capital	22,550
Deficit accumulated during the development stage	(1,506,737)

Total stockholders' equity	(558,432)

Total liabilities and shareholders' equity	$362,898

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Statements of Operations
For the Three Months Ended September 30, 2007
and the Nine Months Ended September 30, 2007
and the Period from September 13, 2001 (Date of Inception),
to September 30, 2007

	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007	September 13, 2001 (Inception) to September 30, 2007
Revenue
Fish lines	$24,567	$69,853	$149,629
Research contracts		110,000	510,000

Total ordinary revenues	24,567	179,853	659,629

Operating expenses:
Fish lines	174,996	380,602	381,617
Research contracts	79,502	251,540	682,523
Research and development	-	-	753,199
General and administrative	63,953	120,704	319,647

Total operating expenses	318,451	752,846	2,136,986

Net operating income	(293,884)	(572,993)	(1,477,357)

Other income (expense):
Grant contracts	63,953	370,728	1,938,308
Investment income	1,765	6,668	16,126
Miscellaneous income		60	4,486
Grant expenses	(63,953)	(370,728)	(1,938,308)
Interest expense	(1,285)	(2,910)	(49,992)

Total other income (expense)	480	3,818	(29,380)

Net income	$(293,404)	$(569,175)	$(1,506,737)

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Statement of Stockholders' Equity
For the Period from September 13, 2001 (Date of Inception) to September 30, 2007

	Series A convertible		Series B				Additional	Deficit
	preferred stock		preferred stock		Common stock		paid-in	accumulated during
	Shares	Amount	Shares	Amount	Shares	Amount	capital	development stage	Total
Balance, September 13, 2001	-	$-	-	$-	-	$-	$-	$-	$-

Issuance of common stock to founders					1,500,000	15,000			15,000

Issuance of Series A convertible preferred stock	657,405	657,405							657,405

Issuance of Series B convertible preferred stock			126,675	253,350					253,350

Contribution of laboratory equipment							22,550		22,550

Net loss from inception through December 31, 2004								(1,506,737)	(1,506,737)

Balance, September 30, 2007	657,405	657,405	253,350	253,350	1,500,000	15,000	22,550	(1,506,737)	(558,432)

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Statements of Cash Flows
For the Nine Months Ended September 30, 2007, and the
Period from September 13, 2001 (Date of Inception), to September 30, 2007

	Nine Months Ended September 30, 2007	September 13, 2001 (Inception) to September 30, 2007 (Unaudited)
Cash flows from operating activities:
Net income (loss)	$(569,175)	$(1,506,737)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	62,101	239,278

(Increase) decrease in:
Accounts receivable	12,212	(59,424)
Prepaid expense	7,996	(436)
Increase (decrease) in:
Accrued liabilities	(6,480)	106,715
Deferred grant revenue and expense	44,444	67,677
Deferred fish sales	125,137	183,637
Deferred contract revenue	(1,125)	223,875
Accounts payable	55,829	60,982

Net cash provided by operating activities	(269,061)	(684,433)

Cash flows from investing activities:
Purchase of fixed assets	(99,441)	(580,342)

Net cash flows provided by investing activities	(99,441)	(580,342)

Cash flows from financing activities:
Issuance of common stock	-	15,000
Issuance of preferred stock	-	657,405
New borrowings	265,000	768,725
Principal payments on notes payable	(25,092)	(166,811)

Net cash flows provided by financing activities	239,908	1,274,319

Net cash increase for period	(128,594)	9,544

Cash at beginning of period	138,138	-

Cash at end of period	$9,544	$9,544

Supplemental disclosures:
Interest paid for financing related to equipment purchases	$2,910

The accompanying notes are an integral part of the financial statements.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE A. BACKGROUND AND OPERATIONS

Znomics, Inc. (the Company) was incorporated in the state of Delaware on May 3, 2000 and commenced operations in Portland, Oregon on September 13, 2001. The Company’s purpose is to develop specialized zebrafish technologies for discovery of new drug targets for human diseases, to develop unique reagents for sale to the zebrafish research market, to partner in the development of environmental toxicology screens and to create a capability for in vivo drug screening and lead compound discovery. The Company will seek to partner with pharmaceutical and biotechnology companies as well as develop its own proprietary programs.

The major focus of the Company to date has been the development of the ZeneMark library of zebrafish mutations. The Company anticipates completion of the library database in 2008, which has been and will continue to be the basis for developing product lines.

In 2003 and 2004, the Company received grants from the National Institute of Health to develop its library of zebrafish mutations. The grants have funded much of the research and development expenses for the library.

The Company has generated revenue from collaborative contracts from a pharmaceutical company in 2005, 2006 and 2007, and from the sale of fish line products which began increasing significantly in the fall of 2006. The Company has incurred substantial losses since inception. Management believes, however, that cash, cash equivalents, the additional funding from the National Institute of Health and increased revenues from the sale of fish lines will be sufficient to maintain operations through at least December 31, 2007. The Company is in the process of raising $3-10 million in a stock investment round in 2007 and has potential investor funding of over $4.0 million as of September 30, 2007. (See also Note R)

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Although the Company had increasing sales of fish lines from the library database, completed one fixed price contract and was working on a second with a pharmaceutical company, it generated minor product revenue in 2006 and 2007 and its activities have consisted primarily of research and technological development for products, raising capital and recruiting personnel. Accordingly, the Company is considered to be in the development stage as of September 30, 2007 as defined by Statement of Financial Accounting Standards, or SFAS No. 7, Accounting and Reporting by Development Stage Enterprises.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As required for development stage companies, cumulative statements of operations and cash flows from September 13, 2001 (date of inception) through September 30, 2007 have been presented along with the statements of operations and cash flows for the nine months ended September 30, 2007. These cumulative statements have not been audited in their entirety.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management of the Company include the useful lives of property and equipment and the assessment of the realizablity of its deferred tax assets.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Technology License Agreements

The Company enters into technology license agreements with universities upon their purchase of fish lines. These agreements typically give the Company the right of first refusal to exclusively license university inventions arising from the use of the fish lines. The terms of these agreements are usually one year, however the licensing rights carry forward for multiple years. Research contract agreements with pharmaceutical companies typically provide the pharmaceutical company with technology licensing rights to discoveries coming out of the contracted work. The costs of the agreements are expensed to research and development as incurred. (See Note G)

Revenue Recognition

The Company receives revenue from grants, collaborative research contracts and the sale of fish line products. In accordance with FASB Concept Statement No. 5 and Statement of Position 97-2, the Company recognizes revenue from grants as the expense is incurred, by the contract specifications for collaborative research projects, and upon delivery of the fish line products. All cash payments received and not recognized at year end are recorded as deferred revenue. (See Notes I and J)

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Receivables are carried at their estimated collectible amounts. Accounts are periodically evaluated for collectibility based on past credit history with customers and their current financial condition and written off when deemed to be uncollectible. No allowance for doubtful accounts is recorded when management expects all receivables to be collected in full.

Property and Equipment

Property and equipment is recorded at cost. Donated equipment, for which a fair value is readily determinable, is recorded at its fair value. Depreciation is computed using the straight-line method over the estimated useful life from two to ten years. Repairs and maintenance costs are expensed as incurred. At the time of retirement or other disposal of equipment, the cost and related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is included in operations.

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of long-lived assets. If expected future undiscounted cash flows exceed the carrying amount of the asset, no impairment is recognized. No impairment losses were recorded from the period September 13, 2001 (date of inception) to September 30, 2007.

Research and Development

Research and development costs are charged to expense as incurred.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this approach, deferred income taxes are calculated for the expected future tax consequences of temporary differences between the book and tax bases of the Company’s assets and liabilities. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

Due to the complexities in valuing common stock for privately held development stage companies and the considerable costs of engaging an unrelated valuation specialist to perform contemporaneous valuation calculations, the Company does not record compensation costs for vested employee stock options as required by SFAS No. 123, Accounting for Stock-Based Compensation. This is a departure from generally accepted accounting principles. The effects on the financial statements of that departure from those accounting principles are not reasonably determinable.

Recent Accounting Pronouncements

During 2007, the FASB issued five new pronouncements as follows:

SFAS 155 Accounting for Certain Hybrid Financial Instruments
Amends FASB Statements No. 133 and No. 140, which permits fair value remeasurement for hybrid financial instruments containing embedded derivatives and clarification of requirements, concentrations of credit risk and prohibitions. Effective for periods beginning after September 15, 2007.

SFAS 156 Accounting for Servicing of Financial Assets
Amends FASB No. 140 and clarifies requirements for accounting for mortgage servicing assets and servicing liabilities and the use of derivative instruments to mitigate the risks inherent in such activities. Effective for periods beginning after September 15, 2007.

SFAS 157 Fair Value Measurements
Defines fair value and its measurement in generally accepted accounting principles and expands disclosures about such measurements. Effective for periods beginning after November 15, 2007.

SFAS 158 Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans
Requires employers to recognize the over (under) funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. Effective for periods beginning after December 15, 2008.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities
Permits entities to choose to measure many financial instruments and certain other items at fair value. Effective for periods beginning after November 15, 2007.

Adoption of these pronouncements is not expected to have a material effect on the Company’s financial statements.

NOTE C. ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

2007
Receivable for fish lines	$58,275
Receivable for contracts	1,125
Receivable for employee advance	24

$59,424

The Company expects to receive full payment of their receivables and, therefore, has not recorded an allowance for doubtful accounts.

NOTE D. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Useful Lives	2007
Office equipment	2-3 years	$66,666
Laboratory equipment	3-5 years	336,604
Donated laboratory equipment	2-5 years	22,550
Equipment under capital leases	5 years	40,515

		466,335
Less accumulated depreciation		(191,480)

Property and equipment, net		$274,855

Depreciation expense, including depreciation on capital leases, was $62,101 for the nine months ended September 30, 2007.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE E. STOCKHOLDERS’ EQUITY

Common stock

On September 13, 2001, the Company issued 1,500,000 shares of common stock at $0.01 par value to the founders of the Company in exchange for services provided, including the development of a business plan and management of the company. The Company recognized compensation expense of $15,000 on this transaction.

Convertible preferred stock

Series A

Under their Amended Articles of Incorporation, the Company was authorized to issue an additional 8,500,000 shares for a total of 10,000,000 shares of stock of which 660,000 shares was designated Series A convertible preferred stock. On January 30, 2002, the company sold 630,000 shares of Series A preferred stock at $1.00 per share, the issue price. In addition, the Company issued 15,625 shares of Series A preferred stock to Oregon Health Sciences University for a one-year technology license and 11,780 shares Series A preferred stock to founders to reimburse expenses incurred on behalf of the company.

Series B

Under their Second Amended Articles of Incorporation, the Company was authorized to issue 10,000,000 shares (no change in total number of shares) of stock of which 790,000 shares (an additional 130,000 shares) was designated convertible preferred stock as follows:

Series A	660,000 shares
Series B	130,000 shares

The Company executed a convertible bridge loan offering in December 2003 in which the purchasers received the following in exchange for cash in the amount of $230,000:

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE E. STOCKHOLDERS’ EQUITY (Continued)

Convertible secured promissory note with interest at 8.0% per annum to be repaid as of the maturity date of January 31, 2005 or the principal plus interest to be converted into Series B convertible preferred stock at $2 per share upon the next financing or upon the option of the holders. The holders of the notes were granted a security interest in all of the Company’s current and future personal property and general intangibles in which the Company has any right, title or interest. The holders of the notes were granted a stock purchase warrant to purchase a certain number of shares of common stock at $2 per share before the end of November 30, 2008.

Effective February 1, 2005, the convertible bridge loan conversion to series B preferred stock was completed at a conversion price of $2 per share for a total of 126,665 shares. Interest due Series B shareholders was converted into shares and interest expense of $23,350 was recorded as part of the conversion.

Rights and preferences of preferred stock

Dividends. Holders of Series A and B preferred stock are entitled to receive dividends at a rate of 6% per annum when declared by the Board of Directors and payable in cash or common stock. Series A preferred stockholders receive preference in any declaration of dividends. The dividends are not cumulative and no dividends have been declared in the period from September 13, 2001 (date of inception) to December 31, 2006.

Liquidation preference. Upon liquidation, dissolution, winding up or qualified consolidation or merger of the Company, whether voluntary or involuntary, each stockholder will receive an amount equal to the issue price plus any declared but unpaid dividends. If the assets and funds to be distributed are insufficient to pay the full amount due, all available assets shall be distributed ratably to the stockholders in the following preferential order: Series A preferred stockholders to receive senior rank in liquidation order. Series B preferred stockholders rank junior to Series A but senior to common or any other capital stockholders.

Voting. Each preferred stockholder receives a number of votes equal to the number of whole shares of common stock into which the shares of Series A and Series B preferred stock are convertible.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE E. STOCKHOLDERS’ EQUITY (Continued)

Conversion rights. Each share of preferred stock is convertible, at the option of the holder into the number of shares of common stock as is determined by dividing the issue price by the conversion price in effect at the time and is subject to an anti-dilution adjustment if the company issues additional common stock at less than the conversion price in effect. No fractional shares will be issued on conversion and all converted stock is to be retired and not reissued. The Company must keep available enough common stock to cover conversion of all outstanding preferred stock. All preferred stock will be automatically converted upon issuance of a qualified initial public offering.

NOTE F. STOCK OPTION AGREEMENTS

The Company has an Incentive Stock Option Grant Agreement to award incentive stock options to employees. The options expire on the last business day prior to the tenth anniversary of the grant award date unless fully exercised or terminated earlier. The options vest and become 25% exercisable on the award date and 25% on the anniversary of the award date over an approximately 3 year period. The exercise prices of the awards are based on the Management’s best estimate of the Company’s worth at the time of the award and have varied from $1.00 per share in 2002 to $2.50 per share in 2006. Due to the complexities of valuing the Company common stock, no compensation cost has been recorded as the stock options vest. The following schedules show incentive stock options awarded and unexercised for the nine months ended September 30, 2007:

2007
Options vested, beginning of year	167,625
Options vested during the year	37,375

Total options vested, end of nine months	205,000

Total employee incentive options awarded at September 30, 2007 was 253,000. No employee incentive stock options have been exercised to date.

The company has also issued stock options to three of its consultant scientific advisors. Of these options 10,000 have vested and 7,500 are not vested as of September 30, 2007. None have been exercised.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE G. RESEARCH AND DEVELOPMENT

The Company is a party to certain contracts and has received grants under which it is obligated to perform research and development activities. Under the terms of certain agreements, the Company received fees for providing research and development services. The Company also received federal grants to fund research and development costs for its library database.

The following schedule summarizes certain information with respect to research and development contracts and grants for the years ended December 31, 2006:

2007
Research expenses paid by contracts	$251,540
Research expenses paid by grants	$64,282
Costs charged to operations	$0

NOTE H. ACCRUED LIABILITIES

Accrued liabilities consist of the following:

2007
Payroll liabilities	$14,965
Accrued vacation	7,376
Legal fees payable, prior years	84,375

$106,715

NOTE I. DEFERRED REVENUE

In 2006, the Company entered into a contract agreement to provide 1000 fish line products to Harvard University for a total of $450,000. An ‘upfront fee’ in the amount of $225,000 including a nonrefundable portion of $50,000 was received by the Company before December 31, 2006. The company fulfilled and shipped some fish lines for this contract in the third quarter of 2007. Deferred revenue for this contract was $223,875 at September 30, 2007.

The Company requires at least 50% cash upfront on its other sales orders of fish line products. These cash advances are recorded as deferred revenue and recognized as current revenue as delivery of the orders are made. Cash payments on undelivered fish line product orders recorded as deferred revenue at September 30, 2007 totaled $183,637.

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE J. DEFERRED GRANT REVENUE AND EXPENSE

The Company has received grant monies from the National Institute of Health (NIH) to fund the costs and expenses associated with the generation of a zebrafish insertional mutation library. The grants are cost support grants for specific project periods only and funding dollars unutilized at the end of the grant period may be carried over into future periods with the consent of the NIH. In 2006, the Company received supplemental NIH funding for the grant, extending the period of performance to August 31, 2007.

As of the nine months ended September 30, 2007, the Company had disbursed all of its grant funding, including capital outlays for equipment and capital lease payments. However, these capital outlays have been capitalized in accordance with generally accepted accounting principles and a deferral of grant funding made for the depreciation expense in future periods.

2007
Future depreciation	$67,677

$67,677

NOTE K. INCOME TAXES

The company prepares its income tax reports on a cash basis and has not recorded a provision or benefit for income taxes for the period ended December 31, 2006 due to large net operating loss carryforwards from prior years.

The provision for income taxes differs from the statutory US federal income tax rate as follows:

2007
Expected federal income tax benefit	(34.0)%
State income taxes, net of federal income tax benefit	(4.0)%
Change in valuation allowance	38.0%

0%

The deferred tax asset consists of the following:

2007
Net operating loss carryforwards from December 31, 2006	$562,331
Organization costs	6,350
Valuation allowance	(568,681)

Net deferred tax asset	$0

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE K. INCOME TAXES (Continued)

The Company has available at December 31, 2006 unused operating loss carry forwards in the amount of $562,331 that may be applied against future taxable income and that expire in various years from 2021 to 2026. It is unknown how much benefit the company will receive in future years, therefore, no tax benefit has been recorded.

NOTE L. LONG TERM DEBT

2007
Loan from Washington Mutual Bank for a fish tank system payable in monthly principal installments of $833 plus computed interest at a variable rate adjusted daily of the prime rate plus 2% maturing January 1, 2009, guaranteed by Richard Sessions and Roger Cone (company executives).	$11,480

Following are maturities of long-term debt for each of the next 5 years:

2007	2,499
2008	8,981
2009 and thereafter	0

$11,480

NOTE M. CAPITAL LEASE COMMITMENTS

The Company leases laboratory and communication equipment under the following capital leases:

2007
Capital lease from US Filter for a pump system and maintenance contract payable in monthly installments of $211.47 maturing December 31, 2007 with $1 buyout secured by the equipment.	$610
Capital lease from Integra for an NEC phone system payable in monthly installments of $183 maturing May 2008 with $1buyout secured by the equipment.	1,354
$1,964

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE M. CAPITAL LEASE COMMITMENTS (Continued)

Following are maturities of capital leases for each of the next 5 years:

2007	$1,099
2008	865
2009 and thereafter	0
$1,964

In February 2006, the Company transferred the lease and all rights and obligations of the DNA Sequencer to the Molecular MD Company eliminating a capital lease obligation of $82,086. As a part of the lease transfer agreement, the Company retained certain rights to use the equipment at no additional cost until March 1, 2008. The estimated value of these equipment usage rights at the time of the transfer was $6,678 and remaining rights at September 30, 2007 was $1,394.

NOTE N. OPERATING LEASE

The Company leases office and laboratory facilities under an operating lease. The term of the lease is quarter-to-quarter. Rent expense for the year ended September 30, 2007 was $53,127.

NOTE O. BANK LINE OF CREDIT

The Company had a bank line of credit in the amount of $250,000 until August 31, 2006 which was renewed in 2007. At the nine months ended September 30, 2007 there was $15,000 due on this bank line.

NOTE P. RELATED PARTY TRANSACTIONS

The Chief Executive Officer has agreed to work for the Company on a part-time consulting basis without benefit of a salary. Consulting expense of $9,000 was paid in the nine months ending September 30, 2007 and no amounts have been accrued for unpaid salary at September 30, 2007.

The Chief Executive Officer and President personally guaranteed the loan from Washington Mutual Bank to purchase the fish tank system. (See Note L)

NOTE Q. CONVERTIBLE LOAN

The company received a $250,000 investor loan on March 5, 2007 convertible to stock at the close of the financing round. These funds carried no interest due and will be converted to common stock in the pending merger and financing round. (See Note R)

ZNOMICS, INC.
(A Development Stage Enterprise)
Notes to Financial Statements
For the Nine Months Ended September 30, 2007

NOTE R. SUBSEQUENT EVENTS

During the nine months ending September 30, 2007, the Company has received 242 orders for fish line products from its contract with Harvard University and will receive an additional 600 orders from them before the end of 2007. The company also has 182 other fish line orders from various researchers as of September 30, 2007.

The Company anticipates completing a funding round of more than $4.0 M along with a reverse merger of Znomics into a public shell company at the end of October, 2007. The terms and provisions of the merger will result in all existing Znomics shares becoming Common stock. The resulting public company will be known as Znomics, Inc.

Changes In and Disagreements with Accountants

On December 7, 2007, Dale Matheson Carr-Hilton Labonte, LLP, resigned as our auditors. There were no disagreements with Dale Matheson Carr-Hilton Labonte, LLP.

On December 7, 2007, we retained the auditor of our accounting predecessor, Znomics, Inc., Moore & Associates, Chartered, Independent Registered Public Accounting Firm, as our auditors.

We reported this change in auditors on Form 8K filed December 11, 2007, as amended December 18, 2007.

Available Information

We have filed a registration statement on form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy Statements and information regarding registrants that files electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

If we are not required to provide an annual report to our security holders, we intend to still voluntarily do so when otherwise due, and will attach audited financial statements with such report.

Until ________________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required In the Prospectus

Item 24. Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Under the governing Nevada statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation. Our articles of incorporation do not contain any limiting language regarding director immunity from liability. Excepted from this immunity are:

1.	a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

2.	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

3.	a transaction from which the director derived an improper personal profit; and

4.	willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

1.	such indemnification is expressly required to be made by law;

2.	the proceeding was authorized by our Board of Directors;

3.	such indemnification is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law; or;

4.	such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of the company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

Item 25. Other Expenses Of Issuance And Distribution

The estimated costs of this offering are as follows:

Securities and Exchange Commission registration fee		$451
Federal Taxes	$	Nil
State Taxes and Fees	$	Nil
Listing Fees	$	Nil
Printing and Engraving Fees		$500
Transfer Agent Fees		$1,000
Accounting fees and expenses		$5,000
Legal fees and expenses		$20,000

Total		$26,951

All amounts are estimates, other than the Commission's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be borne by the selling shareholders. The selling shareholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

Item 26. Recent Sales of Unregistered Securities

In connection with the Merger, each share of Znomics Delaware common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive one share of our common stock. As a result, the shareholders of Znomics Delaware received 5,740,849 newly issued shares of our common stock as of the effective date of the Merger in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act.

On November 5, 2007, we completed a Private Placement by which 3,253,333 shares of our common stock were sold to a total of sixty-seven (67) investors for a total sales price of $4,879,999.50. None of the shares of Common Stock sold in the Private Placement have been registered under the Securities Act or under any state securities laws. The issuance and sale of said securities was made in reliance upon exemptions from registration pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, afforded certain private placements under the state securities laws.

In connection with the merger, we assumed outstanding options under the Znomics Delaware stock option plan to purchase 672,346 shares of Znomics Delaware common stock. These options will be converted into options to purchase 672,346 shares of our common stock on the same terms and conditions, including varying exercise prices between $0.41 per share to $1.11 per share and exercise termination dates between June 2015 and September 2017. The assumed stock option plan allows the issuance of options to purchase a maximum of 2,193,258 shares of our common stock, inclusive of these issuances.

In connection with the merger, we assumed outstanding warrants of Znomics Delaware entitling holders to purchase 65,893 shares of Znomics Delaware common stock. These warrants will be converted into warrants to acquire 65,893 shares of our common stock. Of these warrants, 56,131 are held at an exercise price of $0.82 per share and exercisable until October 17, 2008, and 9,762 are held at an exercise price of $1.50 per share and exercisable until June 30, 2012. In addition, we issued warrants to purchase 237,495 shares of our common stock at a price of $1.50 per share to our placement agent in the private offering in exchange for their services.

Item 27. Exhibits

Exhibit Number	Description
2.1	Agreement of Merger and Plan of Merger, by and among Pacific Syndicated Resources, Inc. Znomics Acquisition, Inc., and Znomics, Inc. (1)
3.1	Articles of Incorporation (2)
3.2	Articles of Merger between Pacific Syndicated Resources, Inc. and Znomics Acquisition, Inc. dated November 6, 2007
3.3	By-Laws, as amended (2)
5.1	Opinion of Cane Clark, LLP, with consent to use
10.1	Znomics, Inc. Stock Option Plan (1)
10.2	Placement Agent Agreement (1)
23.1	Consent of Moore & Associates, Chartered, Independent Registered Public Accounting Firm

1.	Incorporated by reference to current report on Form 8-K filed on November 8, 2007
2.	Incorporated by reference to the Registration Statement on Form SB-2 filed on August 7, 2006.

Item 28. Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Las Vegas, Nevada, on December 20, 2007.

ZNOMICS, INC.

By:	By:
/s/ Richard A. Sessions	/s/ Kerry D. Rea
Richard A. Sessions	Kerry D. Rea
Chief Executive Officer	Principal Accounting Officer and Chief
Principal Executive Officer	Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:	By:
/s/ Richard A. Sessions	/s/ Roger D. Cone
Richard A. Sessions	Roger D. Cone
Director	Director
December 20, 2007	December 20, 2007

By:	By:
/s/ Stephen E. Kurtz	/s/ Dwight A. Sangrey
Stephen E. Kurtz	Dwight A. Sangrey
Director	Director
December 20, 2007	December 20, 2007